UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, March 21, 2016 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 4Q15 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 4Q14, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 4Q15 RESULTS

Indicators (R$ Million)	4Q15	4Q14	Var.	2015	2014	Var.
Sales within the Concession Area - GWh	14,504	15,318	-5.3%	57,558	59,962	-4.0%
Captive Market	10,621	11,075	-4.1%	41,730	43,160	-3.3%
TUSD	3,883	4,243	-8.5%	15,829	16,802	-5.8%
Gross Operating Revenue(1)	8,296	6,490	27.8%	32,862	21,851	50.4%
Net Operating Revenue(1)	4,507	4,934	-8.7%	19,159	16,361	17.1%
EBITDA (IFRS)(2)	1,005	1,342	-25.1%	3,750	3,761	-0.3%
Adjusted EBITDA(3)	844	914	-7.7%	3,948	3,901	1.2%
Net Income (IFRS)	363	470	-22.8%	875	886	-1.3%
Adjusted Net Income(4)	255	284	-10.1%	1,124	1,162	-3.2%
Investments	496	308	61.1%	1,428	1,062	34.5%

Notes:

(1)   Disregard construction revenues;

(2)   EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12;

(3)   Adjusted EBITDA considers similar holdings in each of the assets in which CPFL Energia has a stake, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(4)   Adjusted Net Income considers similar holdings in each of the assets in which CPFL Energia has a stake, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects.

4Q15 HIGHLIGHTS

•     Sales dropped 5.3% in the concession area in 4Q15 - residential (-2.0%), commercial (-2.2%) and industrial  (-9.6%)

•     Sales dropped 4.0% in the concession area in 2015 - residential (-2.0%), commercial (-1.0%) and industrial  (-6.9%)

•     Investments of R$ 496 million in 4Q15 and of R$ 1,428 million in 2015

•     Renegotiation of the hydrological risk, represented by the consents granted by ANEEL in December 2015 to Enercan, Ceran, Paulista Lajeado, Foz do Chapecó and projects controlled by CPFL Renováveis and negotiated in the Proinfa; the total renegotiated was of 458.8 average MW

•     brAA- rating defined by Standard&Poor’s Rating Services to CPFL Energia and its subsidiaries

•     AA(bra) rating defined by Fitch Ratings to CPFL Energia and its subsidiaries

•     Entry of CPFL Energia’s shares in the IBrX-50 of the BM&FBOVESPA and, consequently, becoming a component stock of the ICO2 (Carbon Efficient Index) in January 2016

•     CPFL Energia’s shares were maintained in the ISE (the BM&FBOVESPA’s Corporate Sustainability Index), for the 11th consecutive year

•     CPFL Energia was classified as a member in Sustainability Yearbook 2015, prepared by RobecoSAM, responsible for review of the DJSI

4Q15/2015 Results | March 21, 2016

INDEX

1) MESSAGE FROM THE CEO	4

2) ENERGY SALES	6
2.1) Sales within the Distributors’ Concession Area	6
2.1.1) Sales by segment – Concession Area	7
2.1.2) Sales to the Captive Market	7
2.1.3) TUSD	7
2.2) Contracted Demand in % (high voltage)	8
2.3) Generation Installed Capacity	8

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS
CONSOLIDATION	9
3.1) Consolidation of CPFL Renováveis Financial Statements	11
3.2) Presentation of adjusted figures	11

4) ECONOMIC-FINANCIAL PERFORMANCE	12
4.1) Sectoral Financial Assets and Liabilities	12
4.2) Operating Revenue	13
4.3) Cost of Electric Energy	13
4.4) Operating Costs and Expenses	14
4.5) EBITDA	16
4.6) Financial Result	17
4.7) Net Income	18

5) DEBT	19
5.1) Debt (IFRS)	19
5.2) Debt (Proforma)	20
5.2.1) Debt Evolution in Proforma criteria (R$ Billion)	20
5.2.2) Debt Amortization Schedule in Proforma criteria	20
5.2.3) Indexation and Debt Cost in Proforma criteria	22
5.3) Net Debt and Leverage (Covenant criteria)	22
5.4) Ratings	23

6) INVESTMENTS	23
6.1) Capital Expenditures	23
6.2) Projected Capital Expenditures	24

7) ALLOCATION OF RESULTS	25

8) STOCK MARKETS	26
8.1) Stock Performance	26
8.2) Daily Average Volume	26

9) CORPORATE GOVERNANCE	28

10) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2015	29
11) PERFORMANCE OF THE BUSINESS SEGMENTS	30
11.1) Distribution Segment	30
11.1.1) Economic-Financial Performance	30
11.1.1.1) Sectoral Financial Assets and Liabilities	30
11.1.1.2) Operating Revenue	30
11.1.1.3) Cost of Electric Power	31
11.1.1.4) Operating Costs and Expenses	32
11.1.1.5) EBITDA	34
11.1.1.6) Financial Result	34
11.1.1.7) Net Income	35
11.1.2) Annual Tariff Adjustment	35

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4Q15/2015 Results | March 21, 2016

11.1.3) 2015 Extraordinary Tariff Review (ETR)	36
11.1.4) 4th Tariff Review Periodic Cycle	37
11.1.4.1) 4th Periodical Tariff Review Cycle – CPFL Piratininga	37
11.1.5) Operating Performance of Distribution	38
11.1.5.1) SAIDI and SAIFI	38
11.1.5.2) Losses	39
11.2) Commercialization and Services Segments	39
11.3) Conventional Generation Segment	40
11.3.1) Economic-Financial Performance	40
11.4) CPFL Renováveis	44
11.4.1) Economic-Financial Performance	44
11.4.2) Status of Generation Projects – 100% Participation	47

12) ATTACHMENTS	49
12.1) Statement of Assets – CPFL Energia	49
12.2) Statement of Liabilities – CPFL Energia	50
12.3) Income Statement – CPFL Energia (IFRS)	51
12.4) Income Statement – CPFL Energia (Adjusted)	52
12.5) Cash Flow – CPFL Energia	53
12.6) Income Statement – Conventional Generation Segment (IFRS)	54
12.7) Income Statement – Conventional Generation Segment (Adjusted)	55
12.8) Income Statement – CPFL Renováveis (IFRS)	56
12.9) Income Statement – CPFL Renováveis (Adjusted)	57
12.10) Income Statement – Distribution Segment (IFRS)	58
12.11) Income Statement – Distribution Segment (Adjusted)	59
12.12) Economic-Financial Performance – Distributors	60
12.13) Sales within the Concession Area by Distributor (in GWh)	62
12.14) Sales to the Captive Market by Distributor (in GWh)	63

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4Q15/2015 Results | March 21, 2016

1) MESSAGE FROM THE CEO

The year 2015 proved to be one of the most challenging in CPFL Energia’s history. Nevertheless, if we draw a parallel between the situation faced by the electricity sector at the start of 2015 with the current scenario, the progress made during the course of the year is remarkable.

In the beginning of 2015, the risk of rationing was imminent. With a wet period during which Affluent Natural Energy (ENA) in Brazil’s National Interconnected System (SIN) reached only 71% of the long-term average natural flow (MLT), SIN reservoirs closed April with 35% of their capacity. Recovery of the reservoirs came with an ENA of 113% of MLT during the dry period, combined with load shedding of 1.7% in Brazil in 2015. Now, in early 2016, the Electricity Sector Monitoring Committee (CMSE) calculated the risk of rationing at 0%, which means one less thing that industry players have to worry about.

In the regulatory area, significant progress was made. Energy distributors started the year with the threat of cash imbalances, without being able to rely on funds from the ACR account or the Treasury, which used to subsidize tariffs in the past. However, ANEEL authorized an Extraordinary Tariff Review (RTE), implemented on March 1, 2015, which partially offset the increase in the Parcel A (non-manageable) costs of Distributors. Parcel A was under pressure especially due to the increase in CDE, a sector charge that was significantly hiked at the start of 2015. Another mechanism implemented at the start of the year was dynamic pricing in the form of Tariff Flags, which was a quicker-reaction tool that enabled an additional charge in tariffs to cover the costs of thermal generation and the exposure of distributors to PLD (hydrological risk, ESS and involuntary exposure). Despite all this, the cash gap continued and the CPFL Energia group registered accumulated CVAs of about R$ 1.9 billion at the end of 3Q15, almost equivalent to one year’s cash generation of its energy distributors. In 4Q15, this scenario of accumulation of regulatory assets started being reversed, bringing some relief to the Company's working capital, which closed 2015 with around R$ 1.7 billion in accumulated CVAs.

Though “Tariff Realism”, which allowed readjustments in energy prices, was essential to mitigate cash flow gaps at the distributors, together with the macroeconomic downturn - which resulted in the reduction of the volume of real income, increase in the unemployment rate, lower volume of retail sales and fall in the industrial production - it led to a drop in energy sales, which recorded a consolidated decrease of 4.0% in the year to the set of eight distribution companies of CPFL Energia group, with 2.0% in residential consumption, 1.0% in commercial consumption and 6.9% in industrial consumption. With this scenario and to inhibit the increase in delinquency, the Company strengthened its collection actions since July 2015, increasing by more than 50% the number of cuts, charges and negativities among others.

The year began with uncertainties surrounding the renewal of distribution concessions, whose terms had not been defined in the Provisional Measure no. 579/2012, which only dealt with Generation and Transmission projects. During the year, ANEEL addressed the issue by setting the parameters for economic and financial sustainability and quality, which are fundamental to ensure quality customer service. On December 8, 2015, five Distributors that went through this process signed new agreements, which extended their concessions for another 30 years: CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Mococa and CPFL Jaguari.

Other important development in 2015 was the conclusion of the Public Hearing no. 23/2014, which dealt with the Tariff Review methodologies of distributors. Most of the methodologies were published in 1Q15, such as regulatory WACC and items such as Operating Costs, Other Revenue, Losses, General Procedures and Others. In December 2015, the methodologies for the treatment of Regulatory Remuneration Base were published, thus concluding the process. The first group company to go through the 4th Cycle of Tariff Review was CPFL Piratininga, whose tariff event occurred on October 23, 2015. The progress achieved with the new conditions enabled CPFL Piratininga to increase by 5.31% its Parcel B (parcel that remunerates investment and covers operating costs and investment costs). The average tariff increase of CPFL Piratininga was 21.11%.

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4Q15/2015 Results | March 21, 2016

Finally, the renegotiation of hydrological risk (GSF) of hydroelectric generators was another positive development for the sector, achieved during 2015 after four rounds of Public Hearing. Apart from the impact of adverse hydrological conditions, hydroelectric generation started decreasing also due to unforeseen factors beyond the control of hydroelectric power plants, such as thermal dispatch outside the merit order and growth in the reserve energy capacity, basically composed of wind power, a non-dispatchable source. These conditions have been negatively affecting the balance sheets of generators since the end of 2013. Plants were then offered the possibility of paying a premium to renegotiate this risk. CPFL Energia chose to renegotiate its eligible agreements in the Regulated Contracting Environment (ACR), under SP100 modality, protecting 100% of GSF until the end of the agreements. Renegotiation of hydrological risk returns to hydroelectric power generators, predictability and stability of cash flows. The option for renegotiation enabled the reversal of R$ 134 million in 2015, relating to 459 MW of contracts already renegotiated.

In renewable generation, the positive highlight of 2015 was the delivery of the wind farm Morro dos Ventos II (29 MW of installed capacity), with eight months in advance, increasing the installed capacity of our subsidiary CPFL Renováveis to 1,802 MW. In April 2015, CPFL Renováveis had success in the A-5 auction, when hiring Boa Vista II SHPP (26.5 MW) to be delivered in 2020. In CPFL Renováveis pipeline, there are about 3 GW of projects to be developed. In the first full year of consolidation of the assets of DESA, the company reached the mark of R$ 1.0 billion of EBITDA (IFRS) contributing in R$ 517 million to the consolidated results of the group, if our stake of 51.6% in the subsidiary CPFL Renováveis is considered.

Leverage in CPFL Energia Group showed improvement in the quarter, reducing the indicator Net Debt/EBITDA of 3.46x in the end of 3Q15 to 3.41x in the end of 4Q15, when we consider the proportional contribution of each project in this indicator, the same criterion used for measure the financial covenants of the company. The turnaround in the balance of CVAs1, which ended the year at R$ 1.7 billion, down from R$ 1.9 billion in the previous quarter also helped to strengthen the company's cash, which ended the year 2015 with R$ 5.5 billion, more than enough to cover debt maturities until the end of 2017, reinforcing the strategy of the group to appreciate the liquidity. Despite the challenging environment, CPFL Energia presented an adjusted EBITDA with a slight growth of 1.2%, reaching R$ 3.9 billion in the year 2015, of which R$ 844 million in 4Q15.

Despite the improvements in the regulatory framework achieved in 2015, we must highlight the need for continued progress on regulatory issues in order to create the incentives for the electricity sector to resume investments. Public Hearings No. 004/2016 and no. 012/2016 are currently under discussion, to address issues related to overcontracting of the distribution companies, systemic event caused due to an energy contracting model designed for a power consumption in steady growth.

The challenges remain in 2016, given the worsening macroeconomic scenario in Brazil. However, the CPFL Energia group is committed to continuing its strategy of financial discipline and operational excellence in order to ensure long-term business sustainability in all the sectors it operates, while providing quality customer service and generating value for our stakeholders.

Wilson Ferreira Jr.

CEO of CPFL Energia

1 Excluding tariff flags not approved by Aneel up to the date and special obligations accounted under 4th Tariff Review Cycle methodology.

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4Q15/2015 Results | March 21, 2016

2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

In 4Q15, sales within the concession area, achieved by the distribution segment, totaled 14,504 GWh, a decrease of 5.3%.

Sales within the Concession Area - GWh
	4Q15	4Q14	Var.	2015	2014	Var.
Captive Market	10,621	11,075	-4.1%	41,730	43,160	-3.3%
TUSD	3,883	4,243	-8.5%	15,829	16,802	-5.8%
Total	14,504	15,318	-5.3%	57,558	59,962	-4.0%

In 4Q15, sales to the captive market totaled 10,621 GWh, a decrease of 4.1%. The energy volume, in GWh, consumed by free customers in the distributors’ concession areas, billed through the Distribution System Usage Tariff (TUSD), reached 3,883 GWh in 4Q15, a decrease of 8.5%. These reductions reflect the turmoil of the macroeconomic scenario, which has resulted in the drop in industrial production, lower sales volume of retail trade and reducing real income mass.

Sales within the Concession Area - GWh
	4Q15	4Q14	Var.	2015	2014	Var.	Part.
Residential	4,093	4,176	-2.0%	16,164	16,501	-2.0%	28.2%
Industrial	5,643	6,244	-9.6%	22,874	24,565	-6.9%	38.9%
Commercial	2,578	2,635	-2.2%	9,945	10,043	-1.0%	17.8%
Others	2,191	2,262	-3.2%	8,575	8,853	-3.1%	15.1%
Total	14,504	15,318	-5.3%	57,558	59,962	-4.0%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 12.13.

Noteworthy in 4Q15, in the concession area:

•           Residential and commercial segments (28.2% and 17.8% of total sales, respectively): down by 2.0% and up by 2.2%, respectively. This performance reflects the changes in the labor market, with the hike of unemployment, the decrease of the volume in real income and the increase in electricity tariffs. Although temperature has been higher in the 4Q15 (compared to 4Q14), was not sufficient to reverse the effects of macro-economic performance of classes they pulled down.

•           Industrial segment (38.9% of total sales): decrease of 9.6%, reflecting weaker performance of the economic activity and the fall of the business confidence in the industry recently and excessive inventories observed in the industry in recent months. In the same period last year, industrial production fell by 11.89%. This result was common to all distribution group, especially CPFL Paulista, which fell by -9.1% or 274 GWh, CPFL Piratininga, down 10.2% (or 203 GWh) and RGE, which showed a decrease of 11.3% (or 107 GWh).

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4Q15/2015 Results | March 21, 2016

2.1.1) Sales by segment – Concession Area

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	4,093	4,176	-2.0%	16,164	16,501	-2.0%
Industrial	2,035	2,273	-10.5%	8,117	8,757	-7.3%
Commercial	2,351	2,409	-2.4%	9,052	9,231	-1.9%
Others	2,142	2,217	-3.4%	8,396	8,672	-3.2%
Total	10,621	11,075	-4.1%	41,730	43,160	-3.3%

Note: The tables with captive market sales by distributor are attached to this report in item 12.14.

The retail sales were influenced mainly by the decrease in consumption in the industrial class which, in turn, reflects the slowdown in economic activity and the fall of the confidence level and excessive inventories, as explained above. Another key factor that influenced the captive market was the performance of the residential segment, which decreased consumption in quarterly comparisons for the third time in a row.

2.1.3) TUSD

TUSD - GWh
	4Q15	4Q14	Var.	2015	2014	Var.
Industrial	3,608	3,972	-9.2%	14,757	15,809	-6.7%
Commercial	226	226	0.2%	893	813	9.8%
Others	48	45	7.5%	179	181	-1.0%
Total	3,883	4,243	-8.5%	15,829	16,802	-5.8%

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4Q15/2015 Results | March 21, 2016

TUSD by Distributor - GWh
	4Q15	4Q14	Var.	2015	2014	Var.
CPFL Paulista	1,959	2,118	-7.5%	7,861	8,261	-4.8%
CPFL Piratininga	1,347	1,479	-8.9%	5,640	6,045	-6.7%
RGE	478	537	-11.0%	1,928	2,088	-7.7%
CPFL Santa Cruz	12	11	3.1%	46	45	2.0%
CPFL Jaguari	23	16	46.6%	75	71	5.5%
CPFL Mococa	8	7	18.1%	27	27	-1.0%
CPFL Leste Paulista	13	12	6.9%	49	47	4.7%
CPFL Sul Paulista	42	61	-30.8%	203	219	-7.1%
Total	3,883	4,243	-8.5%	15,829	16,802	-5.8%

2.2) Contracted Demand in % (high voltage)

2.3) Generation Installed Capacity

In 4Q15, the Generation installed capacity of CPFL Energia, considering the stake in each project, reached 3,129 MW of installed capacity, an increase of 0.1% compared to 4Q14. This increase is mainly due to the addition of Morro dos Ventos II (2Q15) wind farms.

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4Q15/2015 Results | March 21, 2016

3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of December 31, 2015 and 2014, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,218	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,659	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,444	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	205	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	57	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	39	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	83	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	46	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 4 SHPPs (a) and 1 Thermal	729 MW	729 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó") (b)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342 MW	182 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See Chapter 11.4.2	See Chapter 11.4.2	See Chapter 11.4.2	See Chapter 11.4.2
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs (d)	4 MW	4 MW

Notes:

a)     SHPP – Small Hydroelectric Power Plant;

b)     The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

c)     Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

d)     MHPP – Micro Hydroelectric Power Plant.

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4Q15/2015 Results | March 21, 2016

Energy commercialization and services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Private corporation	Management in Energy Efficiency	Direct 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo") (f)	Private corporation	Electric energy transmission services	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (g)	Limited company	IT services	Direct 100%
CPFL GD S.A ("CPFL GD") (h)	Private corporation	Electric energy generation services	Indirect 100%

e)     The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System.

f)      In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services.

g)     The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants.

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Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

3.1) Consolidation of CPFL Renováveis Financial Statements

On December 31, 2015, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Presentation of adjusted figures

Since the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (IFRS - R$ Thousands)
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue[2]	8,296,123	6,490,227	27.8%	32,862,289	21,851,382	50.4%
Net Operating Revenue[2]	4,507,180	4,934,031	-8.7%	19,159,200	16,360,945	17.1%
Cost of Electric Power	(2,962,166)	(2,989,625)	-0.9%	(13,311,747)	(10,643,131)	25.1%
Operating Costs & Expenses	(1,238,405)	(1,182,153)	4.8%	(4,642,033)	(4,122,739)	12.6%
EBIT	585,509	1,071,197	-45.3%	2,252,090	2,540,073	-11.3%
EBITDA[3]	1,005,017	1,342,397	-25.1%	3,750,012	3,760,903	-0.3%
Financial Income (Expense)	(114,496)	(267,525)	-57.2%	(1,014,520)	(1,089,454)	-6.9%
Income Before Taxes	562,913	765,344	-26.4%	1,454,454	1,510,304	-3.7%
Net Income	362,507	469,616	-22.8%	875,277	886,444	-1.3%

Consolidated Income Statement - CPFL ENERGIA (Adjusted - R$ Thousands)[1]
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue[2]	8,219,827	5,926,465	38.7%	32,588,326	21,110,459	54.4%
Net Operating Revenue[2]	4,429,400	4,414,348	0.3%	18,914,808	15,724,038	20.3%
Cost of Electric Power	(2,874,557)	(2,766,961)	3.9%	(12,427,375)	(9,236,978)	34.5%
Operating Costs & Expenses	(1,274,621)	(1,318,082)	-3.3%	(4,713,652)	(4,610,864)	2.2%
EBIT	559,122	638,247	-12.4%	2,820,449	2,821,193	0.0%
EBITDA[3]	843,908	914,199	-7.7%	3,947,766	3,901,084	1.2%
Financial Income (Expense)	(95,292)	(210,496)	-54.7%	(950,247)	(967,761)	-1.8%
Income Before Taxes	463,830	427,751	8.4%	1,870,202	1,852,480	1.0%
Net Income	255,066	283,609	-10.1%	1,124,379	1,161,966	-3.2%

Notes:

(1)    Adjusted figures take into account CPFL’s equivalent stake in each generation project, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) of 2014 and disregard non-recurring effects. Since 4Q14, the old regulatory assets and liabilities, now called sectorial financial assets and liabilities, are being recognized by the IFRS. Details about the adjustments in EBITDA and net income are in items 4.5 and 4.7 of this report.

(2)    Disregard construction revenues;

(3)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

4.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 4Q15, R$ 177 million, net of PIS and COFINS, were accounted in sectoral financial assets and liabilities related to this period. On December 31, 2015, the balance of these sectoral financial assets and liabilities was of R$ 1,954 million (R$ 1,682 million, excluding tariff flags not approved by Aneel up to the date and special obligations accounted under 4th Tariff Review Cycle methodology), compared to a balance of R$ 2,302 million in the end of September 2015 (R$ 1,907 million, excluding tariff flags not approved by Aneel up to the date).

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4.2) Operating Revenue

Disregarding the revenue from the construction of concession infrastructure, gross operating revenue (IFRS) reached R$ 8,296 million in 4Q15, an increase of 27.8% (R$ 1,806 million). The adjusted gross operating revenue was of R$ 8,220 million, an increase of 38.7% (R$ 2,293 million).

Net operating revenue (IFRS disregarding the revenue from the construction of concession infrastructure) reached R$ 4,507 million in 4Q15, a decrease of 8.7% (R$ 427 million). The adjusted net operating revenue, disregarding the revenue from the construction of concession infrastructure, amounted to R$ 4,429 million, an increase of 0.3% (R$ 15 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•         Increase of revenues in the Distribution segment, in the amount of R$ 136 million (for more details, see item 11.1.1);

•         Increase of revenues in CPFL Renováveis, in the amount of R$ 42 million;

Partially offset by:

•         Decrease of revenues in the Conventional Generation segment, in the amount of R$ 56 million; and

•         Increase of revenues in the Commercialization and Services segment, in the amount of R$ 107 million.

4.3) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,962 million in 4Q15, virtually stable (-0.9%) in comparison with 4Q14 (decrease of R$ 27 million). The adjusted cost of electric energy was R$ 2,875 million in 4Q15, an increase of 3.9% (R$ 108 million).

The factors that explain these variations follow below:

•      The cost of electric power purchased for resale (IFRS) in 4Q15 reached R$ 2,639 million, a decrease of 9.6% (R$ 279 million), mainly due to the following non-recurring events:

✓ GSF (Generation Scale Factor), in the amount of R$ 26 million in 4Q15 versus R$ 144 million in 4Q14; and

✓ Renegotiation of GSF related to the ACR (regulated market) portion of Ceran, Enercan, Foz do Chapecó, Paulista Lajeado and 9 SHPPs of CPFL Renováveis (reversal of GSF expenses net of R$ 9.50/MWh risk premium), in the amount of R$ 134 million; and

✓ CPFL Renováveis’ energy purchase for SHPPs, totaling R$ 1.0 million in 4Q15 and R$ 1.0 million in 4Q14.

In the adjusted figures, that disregard these effects, the cost of electric power purchased for resale in 4Q15 was R$ 2,546 million, a decrease of 5.3% (R$ 143 million). The decrease mainly reflects the variations below:

            (i)       Decrease in the amount of energy purchased in the spot market (R$ 409 million), excluding GSF effects (non-recurring), due to lower spot prices (in SE/CW, R$ 177.09/MWh in 4Q15 vs R$ 727.54/MWh in 4Q14; in South, R$ 166.85/MWh in 4Q15 vs R$ 712.43/MWh in 4Q14);

           (ii)       Decrease in the cost of energy purchased through auction in the regulated environment and bilateral contracts (R$ 352 million), mainly caused by the decrease of 21.3% in the average purchase price (R$ 155.47/MWh in 4Q15 vs R$ 197.64/MWh in 4Q14), despite the increase of 6.6% in the volume of purchased energy (732 GWh);

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          (iii)       Decrease of 0.6% in the PROINFA cost (R$ 0.4 million), mainly due to the decrease of 1.6% in the average purchase price (from R$ 222.33/MWh in 4Q14 to R$ 218.79/MWh in 4Q15), despite the increase of 1.1% (3 GWh) in the volume of purchased energy;

Partially offset by:

         (iv)       Increase in the cost of energy from Itaipu (R$ 442 million), mainly due to the increase of 124.4% in the average purchase price (R$ 311.50/MWh in 4Q15 vs R$ 138.79/MWh in 4Q14),  despite the decrease of 1.6% (or 42 GWh) in the volume of purchased energy;

          (v)       The recording of ACR account loans in 4Q14, in the amount of R$ 161 million, in order to cover costs with involuntary exposure and thermal dispatch incurred by the distribution companies.

         (vi)        Decrease of 5.8% (R$ 16 million) in PIS and Cofins tax credits (cost reducer), generated from the energy purchase;

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 323 million in 4Q15, an increase of 354.9% (R$ 252 million) if compared to 4Q14. In adjusted figures, that take into account the proportionate consolidation of generation assets, sector charges reached R$ 329 million, an increase of 321.1% (R$ 251 million), due to the following factors:

            (i)        Increase in the system service usage charges – ESS (R$ 323 million), from a revenue of R$ 175 million in 4Q14 to a cost of R$ 148 million in 4Q15, due to the spot price (PLD) reduction;

           (ii)        Increase of R$ 11 million in charges for connection, usage of the distribution system and Itaipu transmission;

Partially offset by:

          (iii)        Revenue of R$ 41 million in Reserve Energy Charge – EER, recorded in 4Q15 and not observed in 4Q14;

         (iv)        Decrease in basic network charges (R$ 17 million); and

          (v)        Increase of 424.9% (R$ 26 million) in PIS and Cofins tax credits (cost reducer), generated from the charges.

4.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 1,238 million in 4Q15, an increase of 4.8% (R$ 56 million). Adjusted operating costs and expenses were R$ 1,275 million in 4Q15, a decrease of 3.3% (R$ 43 million), due to the following factors:

•         Decrease of 9.0% (R$ 28 million) in the cost of building the infrastructure of the concession. This item, which reached R$ 279 million in 4Q15, has its counterpart in the “operating revenue”;

•         Decrease of 7.4% in the Private Pension Fund expenses (R$ 1 million);

•         The adjusted PMSO item, that reached R$ 700 million in 4Q15, compared to R$ 724 million in 4Q14, registering a decrease of 3.3% (R$ 24 million);

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The table below lists the main variation in PMSO:

MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)

			Variation
	4Q15	4Q14
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(240.3)	(226.9)	(13.4)	5.9%
Material	(34.1)	(29.7)	(4.4)	14.8%
Outsourced Services	(146.3)	(153.4)	7.2	-4.7%
Other Operating Costs/Expenses	(200.6)	(144.6)	(56.0)	38.7%
Allowance for doubtful accounts	(32.8)	(22.7)	(10.1)	44.4%
Legal, judicial and indemnities expenses	(66.3)	(84.2)	17.9	-21.2%
Others	(101.5)	(37.7)	(63.7)	168.9%
Reported PMSO (IFRS) - (A)	(621.2)	(554.7)	(66.6)	12.0%
Proportional Consolidation + Regulatory Assets&Liabilities
Personnel	5.3	5.5
Material	(77.4)	(170.7)
Outsourced Services	(6.4)	11.9
Other Operating Costs/Expenses	(30.9)	(1.1)
Allowance for doubtful accounts	0.3	(0.0)	0.3	-
Legal, judicial and indemnities expenses	1.1	0.3	0.8	302.2%
Others	(10.5)	(5.7)	(4.8)	84.7%
Total Proportional Consolidation + Regulatory Assets&Liabilities - (B)	(109.4)	(154.3)	44.9	-29.1%
Non-recurring effects
Impairment of assets	(39.0)		(39.0)
Insurance reimbursement	8.4		8.4
Agreement with equipment supplier delay in plant construction		14.9	(14.9)
(=) Total Non-recurring effects - (C)	(30.6)	14.9	(0.6)	(0.29)
Adjusted PMSO
Personnel	(235.0)	(221.4)	(13.6)	6.1%
Material	(111.5)	(200.4)	88.8	-44.3%
Outsourced Services	(152.6)	(141.5)	(11.1)	7.9%
Other Operating Costs/Expenses	(200.8)	(160.6)	(40.2)	25.1%
Allowance for doubtful accounts	(33.0)	(21.4)	(11.7)	54.7%
Legal, judicial and indemnities expenses	(66.8)	(84.2)	17.4	-20.6%
Others	(101.0)	(55.1)	(45.9)	83.4%
Total adjusted PMSO - (D) = (A) + (B) - (C)	(700.0)	(723.9)	23.9	-3.3%

This variation is explained mainly by the following aspects:

    (i)        Decrease of 44.3% in Material (R$ 89 million), mainly explained by (iv.a) additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that reduced R$ 84 million in Conventional Generation and other effects (R$ 5 million). The average Unit Variable Cust (CVU) this termal plant decreased of R$ 510/MWh in 4Q14 to R$ 367/MWh in 4Q15. The item related to oil acquisition by Epasa is directly associated to revenue generation from this activity.

Partially offset by:

           (ii)        Personnel expenses, that recorded an increase of 6.1% (R$ 14 million), mainly due to: (i.a) Collective Bargaining Agreement – wages and benefits (R$ 12 million); (i.b) increase in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende and Nect (R$ 6 million) and (i.c) others effects  (R$ 3 million), partially offset by lower realization of employee profit-sharing program (R$ 7 million);

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          (iii)        Out-sourced services expenses, which registered an increase of 7.9% (R$ 11 million), mainly due to (iii.a) increase in the Services segment business (R$ 5 million); (iii.b) increase in the Conventional Generation segment business (R$ 4 million) and (iii.c) increase in the Distribution segment business (R$ 2 million).

         (iv)        Other operational costs/expenses, that registered an increase of 25.1% (R$ 40 million), mainly due to:

✓  Increase of 54.7% in allowance for doubtful accounts (R$ 12 million)

✓  Expenses of R$ 12 million in 4Q15 related to the reclassification of operating fines from financial expenses to operating expenses;

✓  Reduction of 45.1% in the gain on the disposal and decommissioning of assets (R$ 5 million)

✓  Increase of 55.1% in costs/expenses with donations, contributions, and subsidies (R$ 2 million);

✓  Increase of 7.1% in Financial Compensation for Water Resources Utilization (CFURH) (R$ 1 million) and increase of 4.0% in collection charges (R$ 1 million) and;

✓  Increase of R$ 24 million in other expenses

Partially offset by:

✓  reduction of 20.6% of legal and court expenses (R$ 17 million)

Partially offset by:

•         Depreciation and Amortization, which represented an increase of 3.2% (R$ 9 million), are mainly explained by (i) the increase in the Generation segment (R$ 8 million), mainly CPFL Renovaveis due to the depreciation of the assets that went into operation between 4Q14 and 4Q15; (ii) increase in the Distribution business (R$ 7 million), (iii) increase in the Commercialization and Services Business segment (R$ 2 million), partially offset by (iv) reduction in the holding CPFL Energia in the “Intangible of concession amortization” (R$ 8 million).

4.5) EBITDA

4Q15 IFRS EBITDA reached R$ 1,005 million, a decrease of 25.1% (R$ 337 million). The adjusted EBITDA in 4Q15 totaled R$ 844 million, compared to R$ 914 million in 4Q14, a decrease of 7.7%.

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EBITDA conciliation - IFRS x adjusted (R$ million)
	4Q15	4Q14	Var.
EBITDA - IFRS (A)	1,005	1,342	-25.1%
(+) Proportional Consolidation of Generation (B)	(86)	(52)
Conventional Generation	95	49
CPFL Renováveis	(180)	(101)
(+) Regulatory Assets and Liabilities (C)*	-	325
(+) Non-recurring effects (D)	(76)	(701)
Sectoral Financial Assets & Liabilities	-	(831)
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	27	145
GSF renegotiation (net of premium risk)	(134)	-
Insurance reimbursement - Bio Pedra TPP	(8)	-
Impairment of assets	39	-
Agreement with equipment supplier delay in plant construction (CPFL Renováveis)	-	(15)
Adjusted EBITDA (A + B + C + D)	844	914	-7.7%

*Regulatory assets and liabilities in the period

4.6) Financial Result

In 4Q15, net financial expense (IFRS) was of R$ 114 million, a decrease of 57.2% (R$ 153 million) compared to the net financial expense of R$ 268 million reported in 4Q14. The adjusted net financial expense was R$ 95 million, a decrease of 54.7% if compared to the same period of 2014 (R$ 115 million).

The items explaining these variations in adjusted Financial Result are as follows:

•         Financial Revenues: increase of 111.4% (R$ 263 million), from R$ 237 million in 4Q14 to R$ 500 million in 4Q15, mainly due to the following factors:

(i)            Restatement of concession’s financial asset (R$ 96 million), due to IGP-M variation, a higher asset base and the indexer replacement from IGP-M to IPCA;

(ii)           Restatement of sectorial financial assets (R$ 59 million);

(iii)          Restatement of tax credits (R$ 36 million);

(iv)         Increase in the income from financial investments and monetary and exchange adjustments (R$ 36 million), due to the higher average cash balance (R$ 4.0 billion in 4Q15 versus R$ 3.6 billion in 4Q14) and higher average CDI interbank rate, from 11.72% in 4Q14 to 14.39% in 4Q15;

(v)          Increase in arrears of interest and fines (R$ 25 million);

(vi)         Increase in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers (R$ 25 million);

(vii)        Restatement of the balance of tariff subsidies, as determined by ANEEL (R$ 11 million);

(viii)       Other effects (R$ 18 million);

Partially offset by:

(ix)         PIS and COFINS on financial revenues (R$ 32 million); and

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(x)          Currency variation in Itaipu invoices (R$ 11 million), offset by the sectorial financial assets and liabilities, which comprises the operating revenue.

•         Financial Expenses: increase of 33.2% (R$ 148 million), from R$ 447 million in 4Q14 to R$ 595 million in 4Q15, mainly due to the following factors:

(i)            Increase of debt charges and monetary and exchange variations (R$ 94 million), due to the higher average CDI interbank rate, from 11.72% in 4Q14 to 14.39% in 4Q15, and the debt stock;

(ii)           Mark-to-market effect for financial operations under Law 4,131 (non-cash effect) (R$ 101 million);

(iii)          Increase in the financial expenses with the Use of Public Asset (UBP) (R$ 11 million), due to the variation of the IGP-M, index used to update this item;

(iv)         Other effects (R$ 4 million);

Partially offset by:

(v)          Currency variation in Itaipu invoices (R$ 61 million), offset by the sectorial financial assets and liabilities, which comprises the operating revenue.

4.7) Net Income

In 4Q15, net income (IFRS) was R$ 363 million, a decrease of 22.8% if compared to 4Q14. Adjusted net income totaled R$ 255 million, a decrease of 10.1% if compared to 4Q14.

Net Income conciliation - IFRS x adjusted (R$ million)
	4Q15	4Q14	Var.
Net Income - IFRS (A)	363	470	-22.8%
(+) Proportional Consolidation of Generation (B)	(51)	39
Conventional Generation	(11)	8
CPFL Renováveis	(40)	32
(+) Regulatory Assets and Liabilities (C)*	-	219
(+) Non-recurring effects (D)	(56)	(444)
Sectoral Financial Assets & Liabilities	-	(549)
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	19	101
GSF renegotiation (net of premium risk)	(93)	-
Insurance reimbursement - Bio Pedra TPP	(8)	-
Impairment of assets	26	-
Non recurring effects - CPFL Renováveis	-	3
Adjusted Net Income (A + B + C + D)	255	284	-10.1%

*Regulatory assets and liabilities in the period

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5) DEBT

5.1) Debt (IFRS)

Notes: 1) Considering the proportional consolidation of CPFL Renováveis, Ceran, Baesa, Enercan, Foz do Chapecó and Epasa ; 2) For debt linked to foreign currency (27.1 % of total), swaps are contracted, which convert indexing for CDI; 3) PSI - Investment Support Program.

Net Debt and Leverage in IFRS

IFRS - R$ Thousands	4Q15	4Q14	Var.
Financial Debt (including hedge)	(19,488,650)	(18,555,137)	5.0%
(+) Available Funds	5,682,802	4,357,455	30.4%
(=) Net Debt	(13,805,848)	(14,197,682)	-2.8%

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5.2) Debt (Proforma)

5.2.1) Debt Evolution in Proforma criteria (R$ Billion)

Notes:
1 This graphic consider MTM and expenses with funding and issuance.

(*) These graphics do not consider MTM and expenses with funding and issuance.

5.2.2) Debt Amortization Schedule in Proforma criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 18-24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the end of 2014, CPFL Energia, envisioning a more restrictive credit scenario in 2015, started working in 2016 prefunding.

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The cash position at the end of 4Q15 has coverage ratio of 2.36x the amortizations of the next 12 months, enough to honor all amortization commitments until around the beginning of 2018. The average amortization term, calculated by this schedule, is 3.44 years.

Financial Debt - 4Q15 - Pro-Forma (R$ thousands)
	BNDES		Financial Institutions		Other		Foreign Currency		Debentures			Total
Segments	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Total

Holding (CPFL Energia)	-	-	300,000	-	-	-	638,655	-	-	-	938,655	-	938,655
Distribution	316,322	1,287,815	26,786	460,318	4,230	9,745	997,839	5,074,852	-	2,245,000	1,345,177	9,077,731	10,422,908
Commercialization and Services	4,113	25,925	2,043	3,068	1,280	1,429	14,704	52,715	-	228,000	22,141	311,137	333,278
Conventional Generation	175,169	1,111,547	-	617,520	10,164	71,147	-	415,932	19,512	2,315,145	204,844	4,531,291	4,736,135
CPFL Renováveis	141,174	1,473,054	-	-	41,470	347,240	-	-	236,459	852,787	419,103	2,673,082	3,092,185
Other	3,876	55,546	7,901	27,763	-	-	-	-	-	-	11,777	83,308	95,086

Debt (Principal)	640,654	3,953,888	336,730	1,108,669	57,144	429,561	1,651,199	5,543,499	255,971	5,640,932	2,941,698	16,676,549	19,618,247

Charges											482,390	(189,333)	293,056

Hedge											(626,512)	(1,618,055)	(2,244,567)

Financial Debt Including Hedge											2,797,575	14,869,161	17,666,736
Percentage on total (%)											15.8%	84.2%	100.0%
Private Pension Fund (PPF)											802	474,318	475,120

Financial Debt (Including Private Pension Fund)											2,798,377	15,343,479	18,141,856
Percentage on total (%)											15.4%	84.6%	100.0%

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5.2.3) Indexation and Debt Cost in Proforma criteria

Notas: 1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA; 2) For debt linked to foreign currency (35.4% of total), swaps are contracted, which convert the indexation to CDI; 3) PSI - Investment Support Program.

5.3) Net Debt and Leverage (Covenant criteria)

In 4Q15, Net Debt Pro-forma totaled R$ 12,213 million, an decrease of 6.3% compared to net debt position at the end of 4Q14 in the amount of R$ 13,038 million.

Pro forma (*) - R$ Thousands	4Q15	4Q14	Var.
Financial Debt (including hedge) [1]	(17,666,736)	(17,126,023)	3.2%
(+) Available Funds	5,454,199	4,087,851	33.4%
(=) Net Debt	(12,212,537)	(13,038,171)	-6.3%

EBITDA Proforma [2]	3,584,206	3,735,784	-4.1%

Net Debt / EBITDA	3.41x	3.49x	0.08x

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Notas: 1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA. 2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of the projects. Also, include in the calculation of adjusted EBITDA the effects of the CVA – "Account for the Compensation of the Variations of Parcel A" and the historic EBITDA of newly acquired projects. Considering that, adjusted net debt totaled R$ 12,213 million and adjusted EBITDA reached R$ 3,584 million, the adjusted Net Debt / adjusted EBITDA at the end of 4Q15 reached 3,41x.

5.4) Ratings

In February 2016, Standard&Poor’s Ratings Agency downgraded again the Brazilian sovereign rating and outlook, impacting CPFL Energia and its subsidiaries. The automatic downgrade changed CPFL Energia rating for brAA- and maintained the negative outlook.

In March 2016, the Fitch’s Rating Agency changed CPFL Energia outlook perspective from stable to negative perspective and maintained the rating AA (bra).

Nevertheless, CPFL Energia has kept a solid cash balance, reduction in its leverage in covenant criteria and good debt profile.

The following table shows the evolution of CPFL Energia’s corporate ratings:

6)  INVESTMENTS

6.1)  Capital Expenditures

Investiments (IFRS - R$ Thousand)
Segment	4Q15	4Q14	Var.	2015	2014	Var.
Distribution	255,853	200,030	27.9%	868,495	702,386	23.6%
Generation - Conventional	4,336	9,189	-52.8%	6,910	14,419	-52.1%
Generation - Renewable[1]	206,453	76,476	170.0%	493,584	250,803	96.8%
Commercialization	1,213	1,011	20.0%	2,432	3,531	-31.1%
Services and Others[2]	28,553	21,372	33.6%	56,375	90,729	-37.9%
Total	496,408	308,078	61.1%	1,427,796	1,061,868	34.5%
Transmission	6,690	29,023	-76.9%	37,469	56,846	-34.1%
Special Obligations	80,647	55,727	44.7%	254,924	181,407	40.5%

Notes:

1) The R$ 12 million difference in the year of 2015 between the numbers reported by CPFL Renováveis's Earnings Release is accounted in the line “Non-  cash transactions and other information” from CPFL Renováveis ITR (Note 30);

2) Others – all type of investment that is not included on the segments listed above.

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In 4Q15, R$ 496 million were invested in business maintenance and expansion, 61.1% higher than 4Q14. CPFL Energia’s investments totaled R$ 1.4 billion in 2015, which represents an increase of 34.5% YoY. In addition, we invested R$ 7 million in the quarter (R$ 37 million in 2015) in the construction of CPFL Transmissão’s transmission lines and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non-current assets. CPFL Energia also booked R$ 81 million in Special Obligations in the quarter (R$ 255 million in 2015) among other items financed by the consumer.

Listed below are some of the main investments made by CPFL Energia in 4Q15, in each segment:

         (i)   DisCos:

a.    Strengthening and expansion the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.     Research and development programs.

        (ii)   GenCos:

a.    Campo dos Ventos II Wind Complex;

b.    São Benedito Wind Complex;

c.    Pedra Cheirosa Wind Complex;

d.    Mata Velha SHPP.

6.2)  Projected Capital Expenditures

In December 2015, the Board of Executive Officers' proposal for the 2016 Annual Budget and the 2017/2020 Multiannual Plan for CPFL Energia and its subsidiaries, which was previously discussed by the Budget and Corporate Finance Commission.

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Notes:

(i) Constant currency;

(ii) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

(iii) IFRS – Considers 100% on CPFL Renováveis and Ceran; Pro forma – Considers proportional stakes in the generation projects.

7) ALLOCATION OF RESULTS

The Company’s Bylaws require the distribution annually of at least 25% of net income adjusted according to law, as dividends to its shareholders.  The proposal for allocation of net income from the fiscal year is shown below:

Thousands of R$
Net income of the fiscal year - Individual	864,940
Results from previous years	26,119
Prescribed dividend	5,597
Net income base for allocation	896,656
Legal reserve	(43,247)
Statutory reserve - concession financial asset	(255,013)
Statutory reserve - strengthening of working capital	(392,972)
Minimum mandatory dividend	(205,423)

Minimum Mandatory Dividend (25%)

The Board of Directors propose the payment of R$ 205 million in dividends to holders of common shares traded on the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros S.A. (BM&FBOVESPA). This proposed amount corresponds to R$ 0.206868475 per share, related to the year 2015.

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Statutory Reserve – Strengthening of Working Capital

For this fiscal year, considering the current adverse economic scenario and the uncertainties regarding market projections for distributors due to energy efficiency campaigns and extraordinary tariff increases occurred during the year 2015, the Company’s Management proposes the allocation of R$ 393 million to the statutory reserve – strengthening of working capital.

Stock Dividend for Shareholders

To strengthen the Company’s capital structure, the Board of Executive Officers meeting held on March 7, 2016, recommended that the Board of Directors propose to the Shareholders Meeting the capitalization of the balance of the statutory reserve – strengthening of working capital, through the issue of new shares to shareholders. This proposal will be submitted for approval by the Extraordinary Shareholders Meeting called for April 29, 2016.

8) STOCK MARKETS

8.1) Stock Performance

CPFL Energia, which has a current free float of 31.9% (up to December 31, 2015), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governance

BM&FBovespa				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
31/12/2014	R$ 17.92	27,161	50,007	31/12/2014	R$ 13.57	20,181	17,823
30/09/2015	R$ 14.87	25,775	45,059	30/09/2015	R$ 7.50	12,159	16,285
31/12/2015	R$ 15.18	24,803	43,349	31/12/2015	R$ 7.42	11,301	17,425
QoQ	2.1%	-3.8%	-3.8%	QoQ	-1.1%	-7.1%	7.0%
YoY	-15.3%	-8.7%	-13.3%	YoY	-45.3%	-44.0%	-2.2%

On December 31, the shares price closed at R$ 15.18 on BM&FBovespa and $ 7.42 on NYSE. In 4Q15, the shares’ prices valued 2.1% and devalued -1.1%, respectively. Year over year, the shares devalued 15.3% on BM&FBovespa and 45.3% on NYSE.

8.2) Daily Average Volume

The daily trading volume in 4Q15 averaged R$ 33.2 million, of which R$ 22.1 million on the BM&FBOVESPA and R$ 11.1 million on the NYSE, 6.1% down compared to 4Q14. The number of trades on the BM&FBOVESPA increased by 11.6%, rising from a daily average of 6,110, in 4Q14, to 6,820 in 4Q15.

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Note: Considers the sum of the average daily volume on the BM&FBovespa and NYSE

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9) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, fairness, accountability and corporate responsibility.

In 2015, CPFL marked 11 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Risk Management Processes, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability and the surveillance of internal audits, analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board. In 2015, the name was changed from Board of Directors Advisory Council to Corporate Governance Advisory Council.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The composition of Executive board, in line with governance guidelines, was changed on May 2015.  The change in Company’s Bylaws, which were approved at the General Shareholders Meeting held on April 29, 2015, created a new vice President position subordinated to the CEO, who passes 5 (five) to 6 (six) Executive vice Presidents, standing in line with our succession program. The mandates of the Executive vice Presidents endures two years, with a re election possibility, besides they sit on the Boards of the subsidiaries. Therefore, the changes in CPFL Energia aims to create the bases required to consolidate as the leader of Brazilian power Market, always seeking the efficient management of its assets and sustainable opportunities to create value for its stakeholders.

CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

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The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

10) CURRENT SHAREHOLDERS STRUCTURE – 12/31/2015

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

1) Controlling shareholders;

2) Includes the 0,5% stake of Caixa de Previdência dos Funcionários do Banco do Brasil;

3) Includes the 0.2% stake of Petros pension fund;

4) Bounded shares, according to the Shareholders Agreement;

5) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

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11) PERFORMANCE OF THE BUSINESS SEGMENTS

11.1) Distribution Segment

11.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Thousands)
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue (IFRS)(1)	7,233,557	5,354,090	35.1%	28,865,198	17,893,300	61.3%
Adjusted Gross Operating Revenue(1)	7,233,557	4,800,663	50.7%	28,865,198	16,990,564	69.9%
Net Operating Revenue (IFRS)(1)	3,541,252	3,912,158	-9.5%	15,550,533	12,787,990	21.6%
Adjusted Net Operating Revenue(1)	3,541,252	3,406,220	4.0%	15,580,533	12,010,838	29.7%
Cost of Electric Power	(2,684,554)	(2,457,560)	9.2%	(11,934,217)	(8,998,898)	32.6%
Operating Costs & Expenses	(909,038)	(826,821)	9.9%	(3,357,432)	(2,948,656)	13.9%
EBIT	221,019	896,955	-75.4%	1,268,068	1,717,844	-26.2%
EBITDA (IFRS)(2)	345,451	1,014,395	-65.9%	1,750,485	2,180,272	-19.7%
Adjusted EBITDA(3)	345,451	508,457	-32.1%	1,830,297	1,984,873	-7.8%
Financial Income (Expense)	110,362	(13,598)	-	(144,080)	(308,623)	-53.3%
Income Before Taxes	331,382	883,357	-62.5%	1,123,988	1,409,222	-20.2%
Net Income (IFRS)	197,886	630,385	-68.6%	709,355	947,958	-25.2%
Adjusted Net Income(4)	197,886	300,300	-34.1%	762,031	866,748	-12.1%

Notes:

(1)     Excludes Construction Revenue;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(4)     Adjusted Net Income considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects;

(5)     The distributors’ financial performance tables are attached to this report in item 13.12.

11.1.1.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Brazilian Securities and Exchange Commission (CVM) approved, in December 2014, through Deliberation no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of the electric energy distributors, which are now called “sectoral financial assets and liabilities”.

In 4Q15, the total sectoral financial assets and liabilities was accounted in the amount of R$ 195 million (R$ 177 million net of PIS and COFINS), compared to the amount of R$ 911 million in 4Q14, a reduction of 78.6% (R$ 716 million). On December 31, 2015, the balance of these sectoral financial assets and liabilities was of R$ 1,954 million (R$ 1,682 million, excluding the amount related to the tariff flags not approved by Aneel and special obligations recorded as the methodology of the 4th Cycle of Tariff Review), compared to a balance of R$ 2,302 million (R$ 1,907 million, excluding the amount related to the tariff flags not approved by Aneel) on September 30, 2015.

11.1.1.2) Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results, because of the related cost, in the same amount), gross operating revenue (IFRS) amounted to 7,234 million in 4Q15, an increase of 35.1% (R$ 1,879 million), due to the following factors:

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•        Increase of 51.7% (R$ 2,278 million) in the revenue with energy sale (captive + TUSD), due to the positive average tariff adjustment in the distribution companies for the period between 4Q14 and 4Q15 (due to the annual tariff readjustments, application of tariff flags and adoption of Extraordinary Tariff Review as of March 2015), an effect that was enough to offset the reduction of 5.3% in the sales volume within the concession area;

•        Increase of R$ 33 million in the resources from the CDE (tariff subsidies);

•        Increase of R$ 111 million in Short-term Electric Energy;

•        Increase of R$ 174 million in Other Revenues and Income;

Partially offset by:

•        Reduction of R$ 716 million in the Sectoral Financial Assets and Liabilities, from R$ 911 million in 4Q14, when it was recorded all the balance of regulatory assets, to R$ 195 million in 4Q15.

Excluding the sectoral financial assets and liabilities related to prior periods (R$ 553 million) in 4Q14, adjusted gross operating revenue registered an increase of 50.7% (R$ 2,433 million) in 4Q15.

Deductions from the gross operating revenue (IFRS) were R$ 3,692 million in 4Q15, representing an increase of 156.1% (R$ 2,250 million), due to the following increases:

•        of 50.9% in ICMS tax (R$ 426 million);

•        of 40.9% in PIS and COFINS taxes (R$ 195 million), due to the increase in revenues in the period and the change in PIS and COFINS credits, due to a lower credit taken in 4Q15, in accordance with Law no. 12,973/14, which amended the rules of credit taken as of 2015;

•        of 1568.6% in the CDE sector charge (R$ 1,156 million), due to the adoption of new shares of CDE;

•        of 47.8% in the R&D and Energy Efficiency Program (R$ 13 million);

•        accounting of other consumer charges (Emergency Charges - ECE/EAEE), referring to the tariff flags approved by the CCEE (R$ 459 million);

•        R$ 4 million from Aneel’s inspection fee, which in 2014 was accounted in Other Expenses;

Partially offset by the reduction:

•        of 14.5% in the PROINFA (R$ 4 million).

Adjusted deductions from the gross operating revenue registered an increase of 164.8% (R$ 2,298 million) in 4Q15. Besides what is presented above, the upturn in adjusted deductions from the gross operating revenue was also caused by R$ 47 million of sectoral financial assets and liabilities, due to a net receivable of prior periods recorded in 4Q14.

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), net operating revenue (IFRS) reached R$ 3,541 million in 4Q15, representing a reduction of 9.5% (R$ 371 million). Adjusted net operating revenue registered an increase of 4.0% (R$ 135 million) in 4Q15.

11.1.1.3) Cost of Electric Power

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,685 million in 4Q15, representing an increase of 9.2% (R$ 227 million):

•        The cost of electric power purchased for resale (IFRS) was R$ 2,386 million in 4Q15, representing a reduction of 0.9% (R$ 22 million), due to the following factors:

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          (i)        Reduction of R$ 635 million in the cost of energy purchased in the short term, from a cost of R$ 623 million in 4Q14 to a revenue of R$ 12 million in 4Q15, mainly due to the reductions of 87.9% in the volume of purchased energy (672 GWh) and of average PLD (from R$ 727.54/MWh in 4Q14 to R$ 177.09/MWh in 4Q15, in the Southeast/Midwest submarket, and from R$ 712.43/MWh in 4Q14 to R$ 166.85/MWh in 4Q15, in the South submarket);

         (ii)        Reduction of 0.6% (R$ 0.4 million) in the PROINFA cost, mainly due to the 1.6% reduction in the average purchase price (from R$ 222.33/MWh in 4Q14 to R$ 218.79/MWh in 4Q15), partially offset by the increase of 1.1% (3 GWh) in the volume of purchased energy;

Partially offset by:

        (iii)        Increase of 120.9% (R$ 442 million) in the cost of energy from Itaipu, mainly due to the 124.4% increase in the average purchase price (from R$ 138.79/MWh in 4Q14 to R$ 311.50/MWh in 4Q15), partially offset by the reduction of 1.6% (42 GWh) in the volume of purchased energy;

        (iv)        Accounting of ACR account resources in 4Q14, in the amount of R$ 161 million, to cover the involuntary exposure and thermal dispatch;

         (v)        Increase of 0.5% (R$ 9 million) in the cost of energy purchased in the regulated environment and bilateral contracts, mainly due to the increase of 9.7% (870 GWh) in the volume of purchased energy, partially offset by the reduction of 8.4% in the average purchase price (from R$ 196.69/MWh in 4Q14 to R$ 180.17/MWh in 4Q15);

        (vi)        Reduction of 0.9% (R$ 2 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•        Charges for the use of the transmission and distribution system (IFRS) reached R$ 298 million in 4Q15, a 505.4% (R$ 249 million) increase, due to the following factors:

          (i)        Increase in the system service usage charges – ESS (R$ 323 million), from a revenue of R$ 175 million in 4Q14 to a cost of R$ 148 million in 4Q15, due to the reduction in the PLD;

         (ii)        Increase of R$ 10 million in the connection charges, charges for the use of the distribution system and the Itaipu transmission charges;

Partially offset by:

        (iii)        Accounting of the energy reserve charges – EER in 4Q15, in the amount of R$ 41 million (revenue in 4Q15, not observed in 4Q14);

       (iv)        Reduction of 8.6% (R$ 18 million) in the basic network charges;

        (v)        Increase of 505.4% (R$ 25 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

11.1.1.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 909 million in 4Q15 compared to R$ 827 million in 4Q14, an increase of 9.9% (R$ 82 million), due to the following factors:

•        Increase of 6.0% (R$ 7 million) in the Depreciation and Amortization item;

•        Increase of 1.6% (R$ 4 million) in the cost of building the infrastructure of the concession (which does not affect the results because of the related revenue, in the same amount). This item, which reached R$ 273 million in 4Q15, has its counterpart in the “operating revenue”;

•        PMSO (IFRS) reached R$ 500 million in 4Q15, compared to R$ 428 million in 4Q14, registering an increase of 16.8% (R$ 72 million), due to the following factors:

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          (i)        Personnel expenses, which registered an increase of 4.8% (R$ 8 million), mainly due to the effects of the Collective Bargaining Agreement;

         (ii)        Material expenses, which registered an increase of 14.4% (R$ 3 million);

        (iii)        Outsourced services expenses, which registered an increase of 6.8% (R$ 10 million), mainly due to the increases in expenses with the maintenance of the power grid (R$ 4 million), bill delivery and collection (R$ 2 million), meter reading and use (R$ 2 million), collection actions (R$ 4 million) and other outsourced services (R$ 4 million), partially offset by the reduction in expenses with auditing and consulting (R$ 6 million);

       (iv)        Other operating costs/expenses, which registered an increase of 47.8% (R$ 52 million), mainly due to the following factors:

✓  Variation of R$ 15 million in the disposal, decommissioning and others non-current assets, from a gain of R$ 14 million in 4Q14 to a loss of R$ 1 million in 4Q15;

✓  Increase of 64.6% (R$ 12 million) in provision for doubtful accounts;

✓  Increase of R$ 12 million in expenses related to the reclassification of operating fines from financial expenses to operating expenses;

✓  Variation of R$ 10 million in donations, contributions and subsidies, from a revenue of R$ 7 million in 4Q14 to a cost of R$ 3 million in 4Q15;

✓  Increase of R$ 21 million in other expenses;

Partially offset by:

✓  Reduction of 21.4% (R$ 18 million) in legal, judicial, indemnities and penalties expenses;

Partially offset by:

•        Reduction of 7.9% (R$ 1 million) in the Private Pension Fund item;

Reported PMSO(1) (R$ million)
	4Q15	4Q14	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(167.1)	(159.5)	(7.6)	4.8%
Material	(24.6)	(21.5)	(3.1)	14.4%
Outsourced Services	(148.4)	(138.9)	(9.5)	6.8%
Other Operating Costs/Expenses	(160.0)	(108.3)	(51.7)	47.8%
Legal, judicial and indemnities expenses	(30.8)	(18.7)	(12.1)	64.6%
Allowance for doubtful accounts	(65.0)	(82.7)	17.7	-21.4%
Others	(64.2)	(6.9)	(57.4)	835.6%
Total PMSO	(500.2)	(428.2)	(72.0)	16.8%

Note: (1) Reported PMSO (IFRS) equivalent to Adjusted PMSO.

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11.1.1.5) EBITDA

EBITDA (IFRS) totaled R$ 345 million in 4Q15, registering a reduction of 65.9% (R$ 669 million).

Excluding the sectoral financial assets and liabilities related to prior periods (R$ 506 million) in 4Q14, the Adjusted EBITDA had a reduction of 32.1% (R$ 163 million).

EBITDA Conciliation - IFRS x Adjusted (R$ million)
	4Q15	4Q14	Var.
EBITDA - IFRS (A)	345	1,014	-65.9%
(+) Sectoral Financial Assets and Liabilities (in 4Q) (B)	-	325	-
(+) Sectoral Financial Assets and Liabilities (C)	-	(831)	-
Adjusted EBITDA (A + B + C)	345	508	-32.1%

11.1.1.6) Financial Result

In 4Q15, the net financial result (IFRS) was a net financial revenue of R$ 110 million, compared to a net financial expense of R$ 14 million in 4Q14, registering a variation of R$ 124 million. The 4Q15 adjusted net financial result was also a net financial revenue of R$ 110 million, compared to a net financial expense of R$ 8 million in 4Q14, registering a variation of R$ 118 million.

The items explaining these changes are as follows:

•        Financial Revenue (IFRS): increase of 147.7% (R$ 244 million), from R$ 165 million in 4Q14 to R$ 409 million in 4Q15. Adjusted Financial Revenue: increase of 139.3% (R$ 238 million), from R$ 171 million in 4Q14 to R$ 409 million in 4Q15, mainly due to the following factors:

          (i)        Increase of R$ 96 million in concession’s financial asset, from a expense of R$ 56 million in 4Q14 to a revenue of R$ 152 million in 4Q15, due to the IGP-M variation, a higher asset base and the change in the index from IGP-M to IPCA;

         (ii)        Increase of R$ 59 million in sectoral financial assets updates;

        (iii)        Increase of R$ 37 million in fiscal credits update;

       (iv)        Increase of R$ 25 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers;

        (v)        Increase of R$ 24 million in additions and late payment fines, due to the increase in the tariff;

       (vi)        Increase of 61.5% (R$ 22 million) in the income from financial investments, due to the increases in the average balance of investments and in the average CDI interbank rate;

      (vii)        Increase of R$ 11 million in the update of the balance of tariff subsidies, as determined by ANEEL;

     (viii)        Increase of 31.4% (R$ 5 million) in judicial deposits updates;

Partially offset by:

       (ix)        PIS and COFINS over financial income (R$ 27 million);

        (x)        Effect of the exchange variation in Itaipu’s invoices (R$ 11 million), offset by the sectorial financial assets and liabilities, which comprises the operating revenue;

       (xi)        Reduction of R$ 5 million in other financial revenues.

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•        Financial Expense (IFRS): increase of 67.0% (R$ 120 million), from R$ 179 million in 4Q14 to R$ 298 million in 4Q15. Adjusted Financial Expense: variation identical to the IFRS, mainly due to the following factors:

          (i)        Mark-to-market negative effect in 4Q15 for financial operations under Law 4,131 - non-cash effect (R$ 97 million);

         (ii)        Increase of 23.3% (R$ 32 million) in debt charges, mainly due to the increases in the average cost of debt and in the stock of debt;

        (iii)        Increase of 41.1% (R$ 26 million) in the monetary and foreign exchange updates;

       (iv)        Increase of 94.3% (R$ 26 million) in other financial expenses;

Partially offset by:

        (v)        Positive effect of the exchange variation in Itaipu’s invoices (R$ 61 million), offset by the sectorial financial assets and liabilities, which comprises the operating revenue.

11.1.1.7) Net Income

Net Income (IFRS) in 4Q15 was R$ 198 million, registering a reduction of 68.6% (R$ 432 million).

Excluding the sectoral financial assets and liabilities related to prior periods (R$ 330 million) in 4Q14, the Adjusted Net Income had a reduction of 34.1% (R$ 102 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	4Q15	4Q14	Var.
Net Income - IFRS (A)	198	630	-68.6%
(+) Sectoral Financial Assets and Liabilities (in 4Q) (B)	-	219	-
(+) Sectoral Financial Assets and Liabilities (C)	-	(549)	-
Adjusted Net Income (A + B + C)	198	300	-34.1%

11.1.2) Annual Tariff Adjustment

Tariff Adjustments Schedule
Disco	Date
CPFL Santa Cruz	March 22nd*
CPFL Leste Paulista	March 22nd*
CPFL Jaguari	March 22nd*
CPFL Sul Paulista	March 22nd*
CPFL Mococa	March 22nd*
CPFL Paulista	April 8th
RGE	June 19th
CPFL Piratininga	October 23rd

 * The Public Hearing 038/2015, placed by ANEEL (Brazilian Regulatory Agency), proposed a change in the current month review from February 6 to March 22.

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RGE

Aneel Ratifying Resolution No. 1,896 of June 16, 2015 has readjusted electric energy tariffs of RGE by 33.48%, being 24.99% related to the Tariff Readjustment and 8.50% as financial components outside the Tariff Readjustment. This Tariff Reajustment replaces the ETR, which corresponds to an average effect of -3.76 % on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 24.13% and of the Parcel B was of 0.86%. The end of bilateral contracts in 2014 and the rising of the energy purchase price in 18th adjustment auction, that had less impact than considered in ETR, drove the negative impact on the billings in captive consumers. The new tariffs came into force on June 19, 2015.

CPFL Paulista

Aneel Ratifying Resolution No. 1,871 of April 07, 2015 readjusted electric energy tariffs of CPFL Paulista by 41.45%, being 37.31% related to the Economic Adjustment and 4.14% as financial components outside the Tariff Readjustment. This Tariff Reajustment replaces the ETR, which corresponds to an average effect of 4.67% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of 36.85% and of the Parcel B was of 0.46%. The calculation took into account the change in the Extraordinary Tariff Review occured in February 2015. The new tariffs came into force on April 08, 2015.

CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On February 03, 2015, Aneel approved the indexes of Annual Tariff Adjustments 2015 of the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa distributors, as shown in the table below:

Annual Tariff Adjustment (RTA)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Ratifying Resolution	1,849	1,851	1,853	1,852	1,850
Economic Adjustment	28.9%	30.2%	40.1%	28.8%	22.0%
Financial components	-5.6%	-5.4%	-1.6%	-8.0%	12.7%
Tariff adjustment	23.3%	24.9%	38.5%	20.8%	34.7%
Average effect	29.2%	28.4%	45.7%	24.9%	28.0%

The new tariffs came into force on February 03, 2015.

11.1.3) 2015 Extraordinary Tariff Review (ETR)

On February 27, ANEEL approved, through Resolution No. 1,858 / 2015, the Extraordinary Tariff Review - ETR of electricity distributors contended that such revision, among them the distributors CPFL Group. This ETR was necessary to restore the economic and financial balance of these concessionaries to meet the following facts: (i) the dollar rate to R$ 2.80/US$ and the tariff increase, which is utilized to honor the power purchase contracts from Itaipu HPP in 2015; (ii) increase in power purchase cost of the 2015 Adjustment Auction and 2014 Existing Energy Auction; (iii) significant increase in the CDE quota in 2015; and (iv) recalculation of research and development (R&D) charge. For the distributors CPFL Santa Cruz, CPFL Jaguari, CPFL Mococa, CPFL Leste Paulista e CPFL Sul Paulista, ETR was needed to reflect the new CDE quota in 2015, to suit the dollar rate to pay for the energy purchased from Itaipu and to exclude the financial component from the prediction of exposure/overcontracting, because the other items had already been considered in the Annual Tariff Adjustment (RTA), in February 3, 2015. The new tariffs came into force on March 02, 2015.

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The extraordinary tariff adjustments are shown, by distributor, in the following table:

Extraordinary Tariff Review (ETR)	RGE	CPFL Paulista	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz	CPFL Piratininga
Energy	17.1%	7.7%	1.2%	0.8%	2.6%	1.7%	-4.1%	3.3%
Charges	18.4%	24.0%	15.0%	20.5%	20.2%	17.4%	13.2%	26.0%
Average Effect	37.2%	32.3%	16.6%	22.0%	23.0%	19.5%	10.0%	29.8%

On April 07, ANEEL changed, through Resolution No. 1,870 / 2015, the Extraordinary Tariff Review - ETR of the distributors CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, CPFL Mococa, CPFL Santa Cruz. This correction was necessary to change the value of the monthly quotas of CDE – energy related to ACR, intended for repayment of loans contracted by CCEE in the management of ACR account. The rates resulting from this rectification entered into force on April 8, 2015.

The effect of the restatement of extraordinary tariff revisions in relation to the original ETR approved are shown, by distributor, in the following table:

Extraordinary Tariff Review (ETR)	CPFL Mococa	CPFL Sul Paulista	CPFL Jaguari	CPFL Leste Paulista	CPFL Santa Cruz
Average Effect	-4.1%	-4.0%	-5.0%	-4.2%	-4.6%

11.1.4) 4th Tariff Review Periodic Cycle

Tariff Review
Distributor	Periodicity	Next Review	Cycle
CPFL Santa Cruz	Every 5 years	March 2016*	4th PTRC
CPF Leste Paulista	Every 5 years	March 2016*	4th PTRC
CPFL Jaguari	Every 5 years	March 2016*	4th PTRC
CPFL Sul Paulista	Every 5 years	March 2016*	4th PTRC
CPFL Mococa	Every 5 years	March 2016*	4th PTRC
CPFL Paulista	Every 5 years	April 2018	4th PTRC
RGE	Every 5 years	June 2018	4th PTRC
CPFL Piratininga	Every 5 years	October 2020	5th PTRC

* The Public Hearing 038/2015, placed by Aneel, proposed a change in the current month review from February 6 to March 22.

11.1.4.1) 4th Periodical Tariff Review Cycle – CPFL Piratininga

On October, the Regulatory Agency (ANEEL) ended the tariff review process of CPFL Piratininga. The change in methodology impacts positively Parcel B. The key factors of the tariff review are the addition of special obligations reward, the WACC increase from 7.50% to 8.09% and the increase of the net RAB (Regulatory Asset Base). Thus, the Parcel B lifted 5.31% when compared to the old tariff (from R$ 717 Million to R$ 755 Million). Regarding accumulated Regulatory Assets and Liabilities (CVA), ANEEL authorized R$ 475 Million to be passed through, to the tariffs In comparison with the Extraordinary Tariff Review (February, 2015), the averaged effect for consumer billings will be 21.11%, which represents 8.10% of Parcel A, 1.36% of Parcel B and 11.65% of financial components. The impact on high voltage consumers billings will be 16.60%. On the other hand, the impact on low voltage consumers billings will be 24.81%.

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Find below the key topics about the result of CPFL Piratininga 4th PTRC:

4th Periodic Tariff Review Cycle - CPFL Piratininga
Description	Value (R$ Million)
Gross Regulatory Asset Base (A)	3,020
Depreciation Rate (B)	3.65%
Depreciation Quota (C = A x B)	110
Net Regulatory Asset Base (D)	1,906
Pre-tax WACC (E)	12.26%
Cost of Capital (F = D x E)	234
Special Obligations (G)	10
Regulatory EBITDA (H = C + E + G)	354
Regulatory OPEX (I)	447
Parcel B (J = H + I)	801
Other Revenues (K)	36
Adjusted Parcel B (L = J - K)	755
Parcel A (M)	3,649
Required Revenue (N = L + M)	4,404

Notes:

1) Management, Operation and Maintenance costs;

2) Annual cost of facilities and properties.

11.1.5) Operating Performance of Distribution

11.1.5.1) SAIDI and SAIFI

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year.

SAIDI and SAIFI Indexes*
Distributor	SAIDI (hours)						SAIFI (interruptions)
	2011	2012	2013	2014	2015	ANEEL	2011	2012	2013	2014	2015	ANEEL
CPFL Paulista	6.77	7.48	7.14	6.93	7.76	8.07	5.36	5.37	4.73	4.89	4.89	7.27
CPFL Piratininga[1]	6.44	5.66	7.44	6.98	7.24	7.36	4.87	4.24	4.58	4.19	4.31	6.47
RGE	15.19	14.61	17.35	18.77	15.98	13.66	9.44	8.94	9.04	9.14	8.33	10.80
CPFL Santa Cruz	8.43	5.28	6.97	6.74	8.46	10.19	8.15	5.83	6.82	5.29	6.34	10.07
CPFL Jaguari	7.00	4.49	5.92	5.41	6.93	8.50	5.73	4.66	5.43	4.32	4.61	8.00
CPFL Mococa	5.95	5.83	4.86	6.88	7.04	10.59	5.24	5.69	4.93	7.31	5.92	9.79
CPFL Leste Paulista	9.66	8.26	7.58	8.48	7.92	10.58	6.17	6.57	6.33	6.30	5.67	9.29
CPFL Sul Paulista	9.06	10.80	9.08	9.69	11.51	10.40	5.70	9.01	6.71	7.03	9.47	9.20

*Annualized

Note:

1) Aneel (Regulatory Agency) established in 4th PTRC SAIDI and SAIFI of 7.35 and 6.47 respectively for 2016.

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11.1.5.2) Losses

Find below the losses of the distributors during the quarter and the overall performance during the years:

12-month Accumulated Losses)	Technical Losses					Non-Technical Losses					Total
	mar/15	jun/15	sep/15	dec/15	ANEEL	mar/15	jun/15	sep/15	dec/15	ANEEL	mar/15	jun/15	sep/15	dec/15	ANEEL
CPFL Paulista	6.10%	6.22%	6.32%	6.32%	6.32%	2.24%	2.03%	2.30%	2.33%	1.96%	8.34%	8.25%	8.61%	8.65%	8.28%
CPFL Piratininga*	4.16%	4.17%	4.19%	4.51%	4.79%	2.12%	1.99%	2.10%	2.41%	1.51%	6.28%	6.16%	6.29%	6.92%	6.30%
RGE	7.85%	7.85%	7.87%	7.75%	7.28%	1.79%	1.27%	1.53%	1.57%	1.87%	9.64%	9.12%	9.39%	9.32%	9.15%
CPFL Santa Cruz	7.64%	7.91%	8.11%	8.81%	7.93%	1.25%	0.54%	1.30%	0.05%	0.55%	8.89%	8.45%	9.41%	8.86%	8.48%
CPFL Leste Paulista	8.50%	8.56%	8.40%	8.22%	8.10%	2.60%	2.70%	3.14%	3.54%	1.44%	11.09%	11.26%	11.54%	11.76%	9.54%
CPFL Sul Paulista	6.90%	6.98%	7.14%	7.29%	6.70%	0.91%	0.77%	0.32%	0.35%	0.35%	7.81%	7.75%	7.46%	7.64%	7.05%
CPFL Jaguari	3.70%	3.73%	3.64%	3.54%	3.14%	0.57%	0.53%	0.58%	0.84%	0.41%	4.26%	4.25%	4.22%	4.38%	3.55%
CPFL Mococa	7.72%	7.85%	7.70%	7.71%	9.49%	1.38%	1.23%	1.79%	1.87%	0.00%	9.10%	9.08%	9.49%	9.58%	9.49%

* According to the 4th PTRC instructions by Regulatory Agency (ANEEL), the CPFL Piratininga's new losses indexes are: Technical Losses 5.5%; Non-Technincal Losses: 1.4%; Total Losses: 6.9%

Moreover, find below losses in low voltage market and how was the performance during the quarters:

12-month Accumulated Losses - LV	Non-Technical Losses - LV
	mar/15	jun/15	sep/15	dec/15	ANEEL
CPFL Paulista	5.61%	5.28%	4.78%	5.40%	4.61%
CPFL Piratininga	6.43%	6.35%	5.92%	6.22%	3.90%
RGE	3.49%	4.52%	3.16%	3.80%	4.41%
CPFL Santa Cruz	0.36%	2.39%	1.03%	2.53%	1.06%
CPFL Leste Paulista	4.92%	4.49%	4.68%	5.49%	2.46%
CPFL Sul Paulista	1.20%	2.38%	2.04%	0.85%	0.92%
CPFL Jaguari	0.86%	2.25%	2.07%	2.30%	1.64%
CPFL Mococa	3.31%	2.40%	2.13%	3.10%	0.00%

* According to the 4th PTRC instructions by Regulatory Agency (ANEEL), the CPFL Piratininga’s new loss low voltage index is 3.90%

11.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Thousands)
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	644,117	850,775	-24.3%	2,401,699	2,801,799	-14.3%
Net Operating Revenue	573,272	760,774	-24.6%	2,130,153	2,497,168	-14.7%
EBITDA (IFRS)(1)	7,646	46,703	-83.6%	134,171	263,411	-49.1%
Adjusted EBITDA(2)	46,602	46,703	-0.2%	173,127	263,411	-34.3%
Net Income (IFRS)	(21,437)	24,612	-	82,704	168,046	-50.8%
Adjusted Net Income(2)	4,274	24,612	-82.6%	108,415	168,046	-35.5%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)    Excluding the non-recurring effects in the EBITDA and in the Net Income.

Operating Revenue

In 4Q15, gross operating revenue reached R$ 644 million, representing a reduction of 24.3% (R$ 207 million), while net operating revenue were down by 24.6% (R$ 188 million) to R$ 573 million.

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EBITDA

In 4Q15, EBITDA totaled R$ 8 million, compared to R$ 47 million in 4Q14, a reduction of 83.6% (R$ 39 million).

Excluding the non-recurring item of the recognition in 4Q15 of the loss for impairment of assets, totaling R$ 39 million, the Adjusted EBITDA reached R$ 47 million, stable compared to 4Q14.

Net Income

In 4Q15, net loss amounted to R$ 21 million, compared to a net income of R$ 25 million in 4Q14.

Excluding the non-recurring item described above, with an impact of R$ 26 million, the Adjusted Net Income totaled R$ 4 million in 4Q15, a reduction of 82.6% (R$ 20 million).

11.3) Conventional Generation Segment

11.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Thousands)
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	289,335	352,906	-18.0%	1,077,951	1,282,374	-15.9%
Net Operating Revenue	263,120	323,339	-18.6%	982,326	1,189,139	-17.4%
Cost of Electric Power	(46,139)	(179,967)	-74.4%	(223,495)	(482,036)	-53.6%
Operating Costs & Expenses	(54,622)	(62,349)	-12.4%	(211,987)	(220,879)	-4.0%
EBITDA(1)	286,394	80,936	253.9%	892,728	679,510	31.4%
Net Income	137,739	(52,011)	-	302,862	119,128	154.2%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

Consolidated Income Statement - Conventional Generation - Adjusted(1) (Pro-forma - R$ Thousands)
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	587,073	711,694	-17.5%	2,204,666	2,673,996	-17.6%
Net Operating Revenue	534,148	648,617	-17.6%	2,006,184	2,456,464	-18.3%
Cost of Electric Power	(19,499)	(302,887)	-93.6%	(299,466)	(792,188)	-62.2%
Operating Costs & Expenses	(192,442)	(278,438)	-30.9%	(728,508)	(976,837)	-25.4%
EBIT	322,207	67,291	378.8%	978,210	687,439	42.3%
EBITDA	380,920	130,135	192.7%	1,215,068	926,434	31.2%
Adjusted EBITDA(2)	284,685	257,879	10.4%	1,415,238	1,218,346	16.2%
Financial Income (Expense)	(134,509)	(129,020)	4.3%	(581,743)	(519,430)	12.0%
Income Before Taxes	187,698	(61,729)	-	396,467	167,057	137.3%
Net Income	126,417	(44,127)	-	276,872	105,999	161.2%
Adjusted Net Income(2)	62,902	40,184	56.5%	408,985	298,661	36.9%

Notas:

(1)    Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2)    Excluding the non-recurring effects in the EBITDA and in the Net Income.

Operating Revenue

In 4Q15, Gross Operating Revenue, considering the proportional consolidation of Conventional Generation, reached R$ 587 million, a reduction of 17.5% (R$ 125 million). Net Operating Revenue moved down 17.6% (R$ 114 million) to R$ 534 million.

The variation in the gross operating revenue is mainly due to the following factors:

     (i)       Reduction of the gain with the strategy put in place for the seasonality of physical guarantee (R$ 55 million). The gain of 4Q14 was recorded in operating revenue; while the gain of 4Q15 was recorded as a reducer of the cost of electric power;

    (ii)       Reduction in Epasa’s revenues, in the amount of R$ 82 million, reflecting the lower cost of acquisition of fuel oil;

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Partially offset by:

   (iii)       Revenue increase due to prices adjustments in the PPAs of the Company’s hydroelectric power plants (Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração) (R$ 12 million).

Cost of Electric Power

In 4Q15, the cost of electric power, considering the proportional consolidation of Conventional Generation, reached R$ 19 million, a reduction of 93.6% (R$ 283 million), due mainly to the following factors:

     (i)       Gain with the strategy put in place for the seasonality of physical guarantee (cost reducer) in 4Q15 (R$ 59 million). The gain of 4Q14 was recorded in operating revenue;

    (ii)       GSF (Generation Scaling Factor) costs of R$ 23 million in 4Q15, while in 4Q14 this cost was of R$ 128 million – non-recurring effects. It is noteworthy that the power purchase agreement from Serra da Mesa HPP to Furnas exempts CPFL Geração of GSF expenses. Thus, these amounts are related to the Company’s other hydroelectric power plants (Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração);

   (iii)       Accounting of the renegotiation of GSF in 4Q15, in the amount of R$ 120 million – non-recurring effect;

Partially offset by:

   (iv)       Other effects (R$ 1 million).

Operating Costs and Expenses

The operating costs and expenses, considering the proportional consolidation of Conventional Generation, reached R$ 192 million in 4Q15, compared to R$ 278 million in 4Q14, a reduction of 30.9% (R$ 86 million), due to the variations in:

     (i)       PMSO item, which reached R$ 134 million, registering a reduction of 38.0% (R$ 82 million), due mainly to the reduction in expenses with material regarding the acquisition of fuel oil by Epasa (R$ 84 million) (associated revenue), partially offset by other effects (R$ 2 million);

Partially offset by:

    (ii)       Depreciation and Amortization, which reached R$ 59 million, a reduction of 6.6% (R$ 4 million).

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MANAGERIAL ADJUSTMENTS IN PMSO, FOR COMPARISON PURPOSES (R$ million)
	4Q15	4Q14	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(8.2)	(8.2)	(0.0)	0.1%
Material	(0.5)	(0.3)	(0.2)	73.2%
Outsourced Services	(4.9)	(4.7)	(0.2)	4.9%
Other Operating Costs/Expenses	(9.1)	(11.2)	2.2	-19.2%
Total Reported PMSO (IFRS) - (A)	(22.7)	(24.4)	1.7	-6.9%
Proportional Consolidation
Personnel	(3.5)	(3.1)	(0.4)	12.7%
Material	(78.5)	(171.4)	92.9	-54.2%
Outsourced Services	(17.4)	(6.3)	(11.1)	177.0%
Other Operating Costs/Expenses	(11.6)	(10.4)	(1.2)	11.4%
Total Proportional Consolidation - (B)	(111.0)	(191.2)	80.2	-42.0%
Adjusted PMSO
Personnel	(11.7)	(11.3)	(0.4)	3.6%
Material	(79.0)	(171.7)	92.7	-54.0%
Outsourced Services	(22.2)	(10.9)	(11.3)	103.6%
Other Operating Costs/Expenses	(20.7)	(21.6)	1.0	-4.5%
Total Adjusted PMSO - (C) = (A) + (B)	(133.7)	(215.6)	81.9	-38.0%

EBITDA

In 4Q15, EBITDA (considering the proportional consolidation) was R$ 381 million, compared to R$ 130 million in 4Q14, an increase of 192.7% (R$ 251 million).

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 285 million in 4Q15, compared to R$ 258 million in 4Q14, an increase of 10.4% (R$ 27 million).

EBITDA Conciliation - IFRS x Adjusted (R$ million)
	4Q15	4Q14	Var.
EBITDA - IFRS (A)	286	81	253.9%
(+) Proportional Consolidation (B)	95	49	92.1%
(+) Non-recurring effects (C)	(96)	128	-
GSF (Generation Scaling Factor)	23	128	-81.7%
Renegotiation of GSF	(120)	-	-
Adjusted EBITDA (A + B + C)	285	258	10.4%

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Financial Result

In 4Q15, financial result was a net expense of R$ 135 million, representing an increase of 4.3% (R$ 5 million). Financial Expenses moved from R$ 156 million in 4Q14 to R$ 186 million in 4Q15 (19.3% or R$ 30 million increase), mainly due to the increase in the average cost of debt. Financial Revenues moved from R$ 27 million in 4Q14 to R$ 52 million in 4Q15 (91.6% or R$ 25 million increase), mainly due to the increase in the income from financial investments.

Net Income

In 4Q15, net income (considering the proportional consolidation) was R$ 126 million, compared to a net loss of R$ 44 million in 4Q14.

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 63 million in 4Q15, compared to R$ 40 million in 4Q14, an increase of 56.5% (R$ 23 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	4Q15	4Q14	Var.
Net Income - IFRS (A)	138	(52)	-
(+) Proportional Consolidation (B)	(11)	8	-
(+) Non-recurring effects (C)	(64)	84	-
GSF (Generation Scaling Factor)	15	84	-81.7%
Renegotiation of GSF	(79)	-	-
Adjusted Net Income (A + B + C)	63	40	56.5%

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11.4) CPFL Renováveis

11.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Thousand)
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue (IFRS)	460,548	397,990	15.7%	1,594,364	1,338,456	19.1%
Net Operating Revenue	437,427	369,362	18.4%	1,499,356	1,247,627	20.2%
Cost of Electric Power	(28,992)	(83,097)	-65.1%	(260,091)	(354,387)	-26.6%
Operating Costs & Expenses	(179,802)	(197,136)	-8.8%	(778,492)	(661,960)	17.6%
EBIT	228,632	89,128	156.5%	460,772	231,280	99.2%
EBITDA (IFRS)*	372,049	209,359	77.7%	1,001,351	663,548	50.9%
Financial Income (Expense)	(124,026)	(135,990)	-8.8%	(460,268)	(364,997)	26.1%
Income Before Taxes	104,607	(46,862)	-	504	(133,717)	-
Net Income (IFRS)	82,642	(65,243)	-	(48,717)	(167,361)	-
* Earnings before interest, taxes, depreciation and amortization

Consolidated Income Statement - CPFL Renováveis (Proportional Participation - R$ Thousand)
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	229,557	205,401	11.8%	827,839	758,719	9.1%
Net Operating Revenue	218,409	190,626	14.6%	778,980	707,348	10.1%
Cost of Electric Power	(7,612)	(42,886)	-82.3%	(139,383)	(202,502)	-31.2%
Operating Costs & Expenses	(92,798)	(101,743)	-8.8%	(401,788)	(375,217)	7.1%
EBIT	117,999	45,996	156.5%	237,809	129,629	83.5%
EBITDA (IFRS)*	192,018	108,049	77.7%	516,807	375,264	37.7%
Adjusted EBITDA	173,693	110,132	57.7%	557,831	461,415	20.9%
Financial Income (Expense)	(64,011)	(70,184)	-8.8%	(237,549)	(204,919)	15.9%
Income Before Taxes	53,988	(24,188)	-	260	(75,290)	-
Net Income	42,653	(33,675)	-	(25,144)	(93,757)	-
Adjusted Net Income	24,328	(13,374)	-	15,881	10,613	49.6%

* Earnings before interest, taxes, depreciation and amortization

Comments to CPFL Renováveis’ Financial Statements

In 4Q15, the variations in the Financial Statements of CPFL Renováveis are mainly due to the factors described below. These factors are partially offset by the amounts eliminated during the consolidation of CPFL Renováveis in CPFL Energia.

               (i)       Operational startup of Morro dos Ventos II wind farm (29.2 MW) in April 2015;

              (ii)       Events related to Bio Pedra TPP event;

             (iii)       GSF1 effects;

            (iv)       Positive effect related to the renegotiation of the hydrological risk (GSF) of the plants supplying PROINFA agreements

Note:

1) Part of the effects of GSF (R$ 0.7 million) and the negotiation of the hydrological risk (GSF) (R$ 8.1 million) are booked as revenue by CPFL Renováveis. We classify these amounts as costs in our pro-forma analysis.

Operating Revenue

Considering proportional participation, gross operating revenue reached R$ 230 million in 4Q15, representing an increase of 11.8% (R$ 24 million), while net operating revenue moved up by 14.6% (R$ 28 million) to R$ 218 million. The increase occurred, mainly, due to operational startup of the wind farm that began their sales in the period (mentioned above), Bio Pedra TPP event and the annual adjustment of contracts based on the IGP-M or IPCA that occurred throughout the period.

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Cost of Electric Power

In 4Q15, the cost of electric power (considering the proportional participation) reached R$ 8 million, representing a reduction of 82.3% (R$ 35 million). This reduction was a result of the factors mentioned below:

            (i)        Variation of R$ 13 million regarding to the lower GSF cost1 of R$ 3 million in 4Q15. In 4Q14 this cost reached R$ 16 million (non-recurring effect);

           (ii)        Purchase of energy to meet SHPPs sales contracts that were not part of MRE. In 4Q15, the purchases of Dourados, Guaporé, Três Saltos and Socorro SHPPs totalized R$ 1 million, while in 4Q14 the purchases of Três Saltos, Americana and Socorro SHPPs totalized R$ 1 million (non-recurring effect);

          (iii)        Positive effect related to the renegotiation of the hydrological risk (GSF) of the plants supplying PROINFA agreements in 4Q15, adding R$ 13 million (non-recurring effect);

         (iv)        Need to purchase energy in 4Q14 to meet the seasonal adjustment of SHPPs in the amount of R$ 8 million, and for biomass plants of Bio Coopcana and Bio Alvorada in the amount of R$ 8 million, which did not repeat in 4Q15;

          (v)        Variation of R$ 11 million regarding to lower penalty for non-generation of energy at Bio Formosa, in the amount of R$ 1 million in 4Q15 versus R$ 12 million in 4Q14.

Partially offset by:

         (vi)        Agreement signed with the equipment supplier recording R$ 15 million to reimburse the energy purchases of Atlântica Wind Complex;

        (vii)        Penalty of R$ 1 million in 4Q15 resulting from obligations envisaged in the Bio Pedra Energy Reserve Auction (LER) contract;

       (viii)        Other effects (R$ 2 million)

Note:

1) Part of the effects of GSF (R$ 0.7 million) and the negotiation of the hydrological risk (GSF) (R$ 8.1 million) are booked as revenue by CPFL Renováveis. We classify these amounts as costs in our pro-forma analysis.

Operating Costs and Expenses

In 4Q15, operating costs and expenses (considering the proportional participation) reached R$ 93 million, representing a decrease of 8.8% (R$ 9 million). This decrease was a result of the factors mentioned below:

•         PMSO item, which reached R$ 19 million, a decrease of 52.7% (R$ 21 million), due mainly to the following factors:

            (i)        R$ 8 million regarded to the recognition of material damage related to the accident at Bio Pedra in 4Q15 (non-recurring effect – decrease in costs);

           (ii)        R$ 5 million of accounting write-offs (with non-cash effect), in 4Q14, from discontinued projects and credits/advances whose expectation of receipt by the Company  has changed, an effect that did not occur in 4Q15

          (iii)        The indemnity for unavailability of generation from an O&M supplier, in amount of R$ 3 million, in 4Q15;

         (iv)        Other effects (R$ 5 million)

•         Depreciation and Amortization, which reached R$ 74 million, an increase of 19.3% (R$ 12 million), due mainly to the depreciation of the assets that went into operation between 4Q14 and 4Q15.

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EBITDA

In 4Q15, EBITDA (considering the proportional participation) was R$ 192 million, an increase of 77.7% (R$ 84 million). Considering the proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 174 million in 4Q15, compared to R$ 110 million in 4Q14, an increase of 57.7% (R$ 64 million).

EBITDA Conciliation - IFRS vs. Ajusted (R$ Million)
	4Q15	4Q14	Var. (%)
EBITDA - IFRS (A)	372	209	77.7%
(+) Proportional Consolidation (B)	(180)	(101)	-
(+) Non-recurring effects (C)	(18)	2	-
GSF and Energy Purchase for SHPP	4	17	-
GSF Proposal - MP 688	(14)	-	-
Insurance - Bio Pedra	(8)	-	-
Renegociation - Suppliler	-	(15)	-
Ajusted EBITDA (A+B+C)	174	110	57.7%

Financial Result

In 4Q15, Net Financial Result was a net expense of R$ 64 million, representing a decrease of 8.8% (R$ 6 million). Financial Expenses were R$ 85 million in both quarters. Financial Revenues moved from R$ 15 million in 4Q14 to R$ 21 million in 4Q15, an increase of 42.2% (R$ 6 million). The key factors that affected the reported numbers were an increase of the indexes (CDI interbank rate moved from 11.72% in 4Q14 to 14.39% in 4Q15 and TJLP moved from 5.0% in 4Q14 to 7.0% in 4Q15), higher averaged cash flow and the non-recurring effects in amount of R$ 18 million that occurred in 4Q14, but not in 4Q15 :

(a)  Financial Revenues: The receipt, in 4Q14, of monetary restatement on the advance for the termination of a contract with supplier of wind energy equipment, in the amount of R$ 1 million; and

(b)  Financial Expenses: (i) Reversal of capitalized interest at the Atlântica wind complex in 4Q14, due to the revision of the startup of this complex in the amount of R$ 9 million (non-cash) and (ii) the recording of adjustment to present value in the amount of R$ 10 (non-cash), due to the approval of the new plan for the judicial reorganization of Baldin Bioenergia S.A. in 4Q14.

Net Income

In 4Q15, net income (considering the proportional participation) was R$ 43 million, compared to a net loss of R$ 34 million in 4Q14 (R$ 76 million). Considering the proportional participation and excluding the non-recurring effects, the Adjusted Net income totaled R$ 24 million in 4Q15, compared to an Adjusted Net loss of R$ 13 million in 4Q14 (R$ 38 million).

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Net Income Conciliation - IFRS vs. Ajusted (R$ Million)
	4Q15	4Q14	Var. (%)
Net Income - IFRS (A)	83	(65)	-
(+) Proportional Consolidation (B)	(40)	32	-
(+) Non-recurring effects[1] (C)	(18)	20	-
GSF and Energy Purchase for SHPP	4	17	-
GSF Proposal - MP 688	(14)	-	-
Insurance - Bio Pedra	(8)	-	-
Renegociation - Suppliler	-	(15)	-
Non recurring effect - Financial Results	-	18	-
Ajusted Net Income (A+B+C)	24	(13)	-

Note:

1) CPFL Renováveis has adopted in its taxes management the presumed profit methodology. For this reason, the amounts of non-recurring effects listed on EBITDA conciliation are the same that are booked above.

11.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,802 MW of operating installed capacity and 333 MW of capacity under construction. The operational power plants comprises 38 Small Hydroelectric Power Plants – SHPPs (399 MW), 34 Wind Farms (1,032 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 11 Wind Farms (282 MW) and 2 SHPPs (51 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 2,986 MW, representing a total portfolio of 5,121 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

CPFL Renováveis - Portfolio (100% participation)
In MW	SHPP	Wind	Biomass	Solar	Total
Operating	399	1,032	370	1	1,802
Under construction	51	282	-	-	333
Under development	216	2,226	-	544	2,986
Total	666	3,540	370	545	5,121

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica, Santa Úrsula, São Domingos and Ventos de São Martinho), located at Rio Grande do Norte State, are under construction. They will be operational, according to scheduled, from 2Q16. The installed capacity is of 231.0 MW and the assured energy is of 129.2 average-MW. The energy will be sold in the free market.

Mata Velha SHPP

Mata Velha Small Hydroelectric Power Plant (SHPP), located at Minas Gerais, is under construction. As scheduled, it will gradually become operational from 1H16. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 143.30/MWh – December 2015). The energy will be sold in the free market until the beginning of the as the operational startup will begin earlier than the deadline.

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Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1H18. The installed capacity is of 51.3 MW and the assured energy is of 26.1 average-MW. The energy was sold in 18th New Energia Auction (“LEN” in portuguese) held in 2014 (price: R$ 133.00/MWh – December 2015).

Boa Vista II SHPP

CPFL Renováveis traded 14.8 average-MW on the 21st New Energy Auction, to be generated by Boa Vista II SHPP, located in the State of Minas Gerais with 26.5 MW of installed capacity. The contract arising from that trade operation will be in force for 25 years, starting to supply power on January 1, 2020. The energy will be sold by long-term contract in free market (price of R$ 207.64/MWh - base: December 2015).

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12) ATTACHMENTS

12.1) Statement of Assets – CPFL Energia

(R$ thousands)

	Consolidated
ASSETS	12/31/2015	12/31/2014

CURRENT
Cash and Cash Equivalents	5,682,802	4,357,455
Consumers, Concessionaries and Licensees	3,174,918	2,251,124
Dividend and Interest on Equity	91,392	54,483
Financial Investments	23,633	5,324
Recoverable Taxes	475,211	329,638
Derivatives	627,493	23,260
Sectoral Financial Assets	1,464,019	610,931
Materials and Supplies	24,129	18,505
Leases	12,883	12,396
Concession Financial Assets	9,630	540,094
Other Credits	922,541	1,011,495
TOTAL CURRENT	12,508,652	9,214,704

NON-CURRENT
Consumers, Concessionaries and Licensees	128,946	123,405
Affiliates, Subsidiaries and Parent Company	84,265	100,666
Judicial Deposits	1,227,527	1,162,477
Recoverable Taxes	167,159	144,383
Sectoral Financial Assets	489,945	321,788
Derivatives	1,651,260	584,917
Deferred Taxes	334,886	938,496
Leases	34,504	35,169
Concession Financial Assets	3,597,474	2,834,522
Investments at Cost	116,654	116,654
Other Credits	560,014	388,828
Investments	1,247,631	1,098,769
Property, Plant and Equipment	9,173,217	9,149,486
Intangible	9,210,338	8,930,171
TOTAL NON-CURRENT	28,023,819	25,929,732

TOTAL ASSETS	40,532,471	35,144,436

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12.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

	Consolidated
LIABILITIES AND SHAREHOLDERS' EQUITY	12/31/2015	12/31/2014

CURRENT
Suppliers	3,161,210	2,374,147
Accrued Interest on Debts	118,267	97,525
Accrued Interest on Debentures	232,227	293,108
Loans and Financing	2,831,654	1,093,500
Debentures	458,165	2,042,075
Employee Pension Plans	802	85,374
Regulatory Charges	852,017	43,795
Taxes, Fees and Contributions	653,342	436,267
Dividend and Interest on Equity	221,855	19,086
Accrued Liabilities	79,924	70,252
Derivatives	981	38
Sectoral Financial Liabilities	-	21,998
Public Utilities	9,457	4,000
Other Accounts Payable	904,971	835,941
TOTAL CURRENT	9,524,873	7,417,104

NON-CURRENT
Suppliers	633	633
Accrued Interest on Debts	120,659	60,717
Accrued Interest on Debentures	16,487	-
Loans and Financing	11,592,206	9,426,634
Debentures	6,363,552	6,136,400
Employee Pension Plans	474,318	518,386
Deferred Taxes	1,432,594	1,401,009
Reserve for Tax, Civil and Labor Risks	569,534	508,151
Derivatives	33,205	13,317
Public Utilities	83,124	80,992
Other Accounts Payable	191,148	183,766
TOTAL NON-CURRENT	20,877,460	18,330,004

SHAREHOLDERS' EQUITY
Capital	5,348,312	4,793,424
Capital Reserve	468,082	468,082
Legal Reserve	694,058	650,811
Statutory Reserve - Concession Financial Assets	585,451	330,437
Statutory Reserve - Strengthening of Working Capital	392,972	554,888
Other Comprehensive Income	185,321	145,893
	7,674,196	6,943,535
Non-Controlling Shareholders' Interest	2,455,942	2,453,794
TOTAL SHAREHOLDERS' EQUITY	10,130,138	9,397,329

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	40,532,471	35,144,436

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12.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	4Q15	4Q14	Variation	2015	2014	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	6,421,970	4,301,517	49.3%	23,627,430	15,710,949	50.4%
Electricity Sales to Distributors	853,483	874,301	-2.4%	3,584,187	3,144,864	14.0%
Revenue from building the infrastructure	278,900	308,944	-9.7%	1,046,669	944,997	10.8%
Sectorial financial assets and liabilities	194,554	910,720	-78.6%	2,506,524	910,720	175.2%
Other Operating Revenues(1)	826,115	403,689	104.6%	3,144,149	2,084,849	50.8%
	8,575,023	6,799,170	26.1%	33,908,958	22,796,379	48.7%

DEDUCTIONS FROM OPERATING REVENUES	(3,788,942)	(1,556,196)	143.5%	(13,703,089)	(5,490,436)	149.6%
NET OPERATING REVENUES	4,786,081	5,242,974	-8.7%	20,205,869	17,305,942	16.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,639,168)	(2,918,628)	-9.6%	(11,846,779)	(10,157,636)	16.6%
Electricity Network Usage Charges	(322,998)	(70,996)	354.9%	(1,464,967)	(485,495)	201.7%
	(2,962,166)	(2,989,625)	-0.9%	(13,311,747)	(10,643,131)	25.1%
OPERATING COSTS AND EXPENSES
Personnel	(240,322)	(226,934)	5.9%	(939,209)	(852,471)	10.2%
Material	(34,112)	(29,708)	14.8%	(139,935)	(117,830)	18.8%
Outsourced Services	(146,251)	(153,429)	-4.7%	(558,994)	(526,019)	6.3%
Other Operating Costs/Expenses	(200,552)	(144,594)	38.7%	(618,508)	(476,023)	29.9%
Allowance for Doubtful Accounts	(32,769)	(22,695)	44.4%	(126,879)	(83,699)	51.6%
Legal and judicial expenses	(66,294)	(84,160)	-21.2%	(263,463)	(192,464)	36.9%
Others	(101,488)	(37,739)	168.9%	(228,166)	(199,860)	14.2%
Cost of building the infrastructure	(278,696)	(306,214)	-9.0%	(1,045,301)	(942,267)	10.9%
Employee Pension Plans	(11,148)	(12,041)	-7.4%	(60,184)	(48,165)	25.0%
Depreciation and Amortization	(258,233)	(243,240)	6.2%	(977,238)	(874,982)	11.7%
Amortization of Concession's Intangible	(69,090)	(65,993)	4.7%	(302,665)	(284,982)	6.2%
	(1,238,405)	(1,182,153)	4.8%	(4,642,033)	(4,122,739)	12.6%

EBITDA	1,005,017	1,342,397	-25.1%	3,750,012	3,760,903	-0.3%

EBIT	585,509	1,071,197	-45.3%	2,252,090	2,540,073	-11.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	520,566	242,264	114.9%	1,558,047	890,436	75.0%
Financial Expenses	(635,062)	(509,789)	24.6%	(2,572,567)	(1,979,890)	29.9%
	(114,496)	(267,525)	-57.2%	(1,014,520)	(1,089,454)	-6.9%

EQUITY ACCOUNTING
Equity Accounting	92,184	(38,032)	-342.4%	218,021	60,866	258.2%
Assets Surplus Value Amortization	(284)	(297)	-4.3%	(1,136)	(1,182)	-3.9%
	91,900	(38,328)	-339.8%	216,885	59,684	263.4%

INCOME BEFORE TAXES ON INCOME	562,913	765,344	-26.4%	1,454,454	1,510,303	-3.7%

Social Contribution	(55,190)	(77,705)	-29.0%	(160,162)	(168,989)	-5.2%
Income Tax	(145,217)	(218,022)	-33.4%	(419,015)	(454,872)	-7.9%

NET INCOME	362,507	469,616	-22.8%	875,277	886,443	-1.3%
Controlling Shareholders' Interest	304,177	512,005	-40.6%	864,940	949,177	-8.9%
Non-Controlling Shareholders' Interest	58,329	(42,389)	-237.6%	10,337	(62,733)	-116.5%

Note: (1)  TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity

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12.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted
	4Q15	4Q14	Variation	2015	2014	Variation
OPERATING REVENUES
Electricity Sales to Final Customers(1)	6,419,684	4,301,517	49.2%	23,621,040	15,361,640	53.8%
Electricity Sales to Distributors	791,068	865,804	-8.6%	3,329,560	3,311,324	0.6%
Revenue from building the infrastructure	278,900	308,944	-9.7%	1,046,669	944,997	10.8%
Sectorial financial assets and liabilities	194,554	357,293	-45.5%	2,506,524	357,293	601.5%
Other Operating Revenues(1)	814,520	401,851	102.7%	3,131,202	2,080,201	50.5%
	8,498,727	6,235,409	36.3%	33,634,995	22,055,455	52.5%

DEDUCTIONS FROM OPERATING REVENUES	(3,790,427)	(1,512,118)	150.7%	(13,673,518)	(5,386,421)	153.9%
NET OPERATING REVENUES	4,708,300	4,723,291	-0.3%	19,961,477	16,669,035	19.8%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,545,626)	(2,688,851)	-5.3%	(10,937,151)	(8,740,543)	25.1%
Electricity Network Usage Charges	(328,931)	(78,111)	321.1%	(1,490,225)	(496,435)	200.2%
	(2,874,557)	(2,766,961)	3.9%	(12,427,375)	(9,236,978)	34.5%
OPERATING COSTS AND EXPENSES
Personnel	(234,975)	(221,392)	6.1%	(916,775)	(832,780)	10.1%
Material	(111,542)	(200,382)	-44.3%	(455,035)	(695,077)	-34.5%
Outsourced Services	(152,630)	(141,502)	7.9%	(533,787)	(500,955)	6.6%
Other Operating Costs/Expenses	(200,844)	(160,600)	25.1%	(575,253)	(510,777)	12.6%
Allowance for Doubtful Accounts	(33,041)	(21,356)	54.7%	(126,906)	(82,447)	53.9%
Legal and judicial expenses	(66,808)	(84,183)	-20.6%	(215,605)	(192,013)	12.3%
Others	(100,994)	(55,061)	83.4%	(232,742)	(236,317)	-1.5%
Cost of building the infrastructure	(278,696)	(306,214)	-9.0%	(1,045,301)	(942,267)	10.9%
Employee Pension Plans	(11,148)	(12,041)	-7.4%	(60,184)	(48,165)	25.0%
Depreciation and Amortization	(233,703)	(222,672)	5.0%	(899,637)	(849,547)	5.9%
Amortization of Concession's Intangible	(51,083)	(53,280)	-4.1%	(227,680)	(231,297)	-1.6%
	(1,274,621)	(1,318,082)	-3.3%	(4,713,652)	(4,610,864)	2.2%

Adjusted EBITDA²	843,908	914,199	-7.7%	3,947,766	3,901,083	1.2%

EBIT	559,122	638,247	-12.4%	2,820,449	2,821,192	0.0%

FINANCIAL INCOME (EXPENSE)
Financial Income	500,005	236,565	111.4%	1,479,640	925,924	59.8%
Financial Expenses	(595,297)	(447,061)	33.2%	(2,429,887)	(1,893,685)	28.3%
	(95,292)	(210,496)	-54.7%	(950,247)	(967,761)	-1.8%

EQUITY ACCOUNTING
Equity Accounting	-	(0)	-	-	(953)	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	(0)	-	-	(953)	-

INCOME BEFORE TAXES ON INCOME	463,830	427,751	8.4%	1,870,202	1,852,479	1.0%

Social Contribution	(56,321)	(36,173)	55.7%	(202,988)	(183,746)	10.5%
Income Tax	(152,442)	(107,970)	41.2%	(542,835)	(506,768)	7.1%

Adjusted NET INCOME³	255,066	283,609	-10.1%	1,124,379	1,161,965	-3.2%

   Notes:

(1)    Adjusted figures take into account CPFL’s equivalent stake in each generation project, the sectorial financial assets and liabilities (previously called regulatory assets and liabilities) of 2014 and disregard non-recurring effects. Since 4Q14, the old regulatory assets and liabilities, now called sectorial financial assets and liabilities, were recognized by the IFRS.

(2)    TUSD revenue from captive customers reclassified from the line of “other operating revenues” to the line of “electricity sales to final customers”.

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4Q15/2015 Results | March 21, 2016

12.5) Cash Flow – CPFL Energia

(R$ thousands)

Consolidated

	4Q15	2015

Beginning Balance	4,033,374	4,357,455

Net Income Before Taxes	562,913	1,454,454

Depreciation and Amortization	327,323	1,279,902
Interest on Debts and Monetary and Foreign Exchange Restatements	358,842	1,519,819
Consumers, Concessionaries and Licensees	122,764	(1,055,143)
Sectoral Financial Assets	412,940	(858,860)
Accounts Receivable - Resources Provided by the CDE/CCEE	502,086	181,141
Suppliers	908,399	787,063
Sectoral Financial Liabilities	(229)	(23,170)
Accounts Payable - Resources Provided by the CDE	(12,866)	19,696
Interest on Debts and Debentures Paid	(412,448)	(1,595,649)
Income Tax and Social Contribution Paid	(23,092)	(276,061)
Others	(589,555)	1,124,782
	1,594,164	1,103,520

Total Operating Activities	2,157,077	2,557,974

Investment Activities
Acquisition of Property, Plant and Equipment, and Intangibles	(496,404)	(1,427,796)
Others	(2,871)	(97,098)
Total Investment Activities	(499,275)	(1,524,894)

Financing Activities
Capital Increase by Non Controlling Shareholders	7	7
Loans and Debentures	354,004	4,532,167
Principal Amortization of Loans and Debentures, Net of Derivatives	(344,174)	(4,172,994)
Dividend and Interest on Equity Paid	(4,443)	(5,204)
Others	(13,768)	(61,709)
Total Financing Activities	(8,374)	292,267

Cash Flow Generation	1,649,428	1,325,347

Ending Balance - 12/31/2015	5,682,802	5,682,802

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4Q15/2015 Results | March 21, 2016

12.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	4Q15	4Q14	Var.	2015	2014	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	288,061	351,624	-18.1%	1,072,784	1,277,421	-16.0%
Other Operating Revenues	1,274	1,282	-0.7%	5,167	4,953	4.3%
	289,335	352,906	-18.0%	1,077,951	1,282,374	-15.9%

DEDUCTIONS FROM OPERATING REVENUE	(26,215)	(29,567)	-11.3%	(95,625)	(93,235)	2.6%
NET OPERATING REVENUE	263,120	323,339	-18.6%	982,326	1,189,139	-17.4%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(40,156)	(174,683)	-77.0%	(201,246)	(462,734)	-56.5%
Eletricity Network Usage Charges	(5,983)	(5,284)	13.2%	(22,249)	(19,302)	15.3%
	(46,139)	(179,967)	-74.4%	(223,495)	(482,036)	-53.6%
OPERATING COSTS AND EXPENSES
Personnel	(8,201)	(8,190)	0.1%	(32,786)	(32,093)	2.2%
Material	(543)	(313)	73.2%	(2,240)	(1,176)	90.4%
Outsourced Services	(4,889)	(4,659)	4.9%	(18,591)	(16,356)	13.7%
Other Operating Costs/Expenses	(9,065)	(11,222)	-19.2%	(30,095)	(38,741)	-22.3%
Employee Pension Plans	(73)	(19)	279.2%	(413)	(77)	438.3%
Depreciation and Amortization	(27,806)	(33,798)	-17.7%	(111,680)	(115,841)	-3.6%
Amortization of Concession's Intangible	(4,046)	(4,148)	-2.5%	(16,184)	(16,595)	-2.5%
	(54,622)	(62,349)	-12.4%	(211,987)	(220,879)	-4.0%

EBITDA	286,394	80,936	253.9%	892,728	679,510	31.4%

EBIT	162,358	81,023	100.4%	546,844	486,225	12.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	42,979	21,162	103.1%	126,461	92,326	37.0%
Financial Expenses	(136,677)	(117,380)	16.4%	(549,758)	(482,800)	13.9%
Interest on Equity	-	-	-	-	-	-
	(93,698)	(96,218)	-2.6%	(423,297)	(390,473)	8.4%

EQUITY ACCOUNTING
Equity Accounting	92,184	(38,033)	-	218,020	60,850	258.3%
Assets Surplus Value Amortization	(284)	(295)	-3.9%	(1,136)	(1,182)	-3.9%
	91,900	(38,328)	-	216,885	59,668	263.5%

INCOME BEFORE TAXES ON INCOME	160,560	(53,523)	-	340,432	155,420	119.0%

Social Contribution	(5,942)	298	-	(9,797)	(9,696)	1.0%
Income Tax	(16,879)	1,214	-	(27,773)	(26,595)	4.4%

NET INCOME (LOSS)	137,739	(52,011)	-	302,862	119,128	154.2%
Controlling Shareholders' Interest	121,691	(40,549)	-	271,914	109,080	149.3%
Non-Controlling Shareholders' Interest	16,049	(11,462)	-	30,948	10,049	208.0%

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4Q15/2015 Results | March 21, 2016

12.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	4Q15	4Q14	Var.	2015	2014	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	585,203	710,781	-17.7%	2,200,863	2,670,838	-17.6%
Other Operating Revenues	1,870	913	104.7%	3,803	3,158	20.4%
	587,073	711,694	-17.5%	2,204,666	2,673,996	-17.6%

DEDUCTIONS FROM OPERATING REVENUE	(52,925)	(63,077)	-16.1%	(198,482)	(217,532)	-8.8%
NET OPERATING REVENUE	534,148	648,617	-17.6%	2,006,184	2,456,464	-18.3%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(93,831)	(154,677)	-	(15,952)	(424,096)	-
Eletricity Network Usage Charges	(21,903)	(20,466)	7.0%	(83,343)	(76,180)	9.4%
	(115,734)	(175,143)	-	(99,296)	(500,276)	-
OPERATING COSTS AND EXPENSES
Personnel	(11,744)	(11,336)	3.6%	(45,054)	(42,143)	6.9%
Material	(78,994)	(171,667)	-54.0%	(325,372)	(581,511)	-44.0%
Outsourced Services	(22,240)	(10,923)	103.6%	(51,467)	(38,964)	32.1%
Other Operating Costs/Expenses	(20,678)	(21,649)	-4.5%	(69,345)	(74,194)	-6.5%
Employee Pension Plans	(73)	(19)	279.2%	(413)	(77)	438.3%
Depreciation and Amortization	(54,383)	(58,400)	-6.9%	(219,539)	(222,171)	-1.2%
Amortization of Concession's Intangible	(4,330)	(4,444)	-2.6%	(17,319)	(17,777)	-2.6%
	(192,442)	(278,438)	-30.9%	(728,508)	(976,837)	-25.4%

EBITDA	284,685	257,879	10.4%	1,415,238	1,218,346	16.2%

EBIT	225,972	195,035	15.9%	1,178,380	979,351	20.3%

FINANCIAL INCOME (EXPENSE)
Financial Income	51,622	26,940	91.6%	148,049	114,841	28.9%
Financial Expenses	(186,131)	(155,960)	19.3%	(729,792)	(634,271)	15.1%
Interest on Equity	-	-	-	-	-	-
	(134,509)	(129,020)	4.3%	(581,743)	(519,430)	12.0%

EQUITY ACCOUNTING
Equity Accounting	-	-	-	-	(953)	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	-	-	-	(953)	-

INCOME BEFORE TAXES ON INCOME	91,463	66,015	38.5%	596,637	458,969	30.0%

Social Contribution	(8,072)	(7,165)	12.7%	(52,712)	(42,930)	22.8%
Income Tax	(20,489)	(18,666)	9.8%	(134,941)	(117,377)	15.0%

NET INCOME (LOSS)	62,902	40,184	56.5%	408,985	298,661	36.9%

Note: Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó, Epasa and Jaguari Geração) and excludes the non-recurring effects.

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4Q15/2015 Results | March 21, 2016

12.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% Participation)
	4Q15	4Q14	Var.	2015	2014	Var.
OPERATING REVENUES
Eletricity Sales to Final Consumers	4,724	-	0.0%	13,205	-	0.0%
Eletricity Sales to Distributors	426,322	394,688	8.0%	1,545,736	1,334,285	15.8%
Other Operating Revenues	29,501	3,302	793.5%	35,423	4,171	749.3%
	460,548	397,990	15.7%	1,594,364	1,338,456	19.1%

DEDUCTIONS FROM OPERATING REVENUES	(23,121)	(28,628)	-19.2%	(95,009)	(90,829)	4.6%
NET OPERATING REVENUES	437,427	369,362	18.4%	1,499,356	1,247,627	20.2%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(7,192)	(65,683)	-89.1%	(181,447)	(297,881)	-39.1%
Eletricity Network Usage Charges	(21,800)	(17,414)	25.2%	(78,645)	(56,506)	39.2%
	(28,992)	(83,097)	-65.1%	(260,091)	(354,387)	-26.6%
OPERATING COSTS AND EXPENSES
Personnel	(18,375)	(17,955)	2.3%	(71,714)	(69,097)	3.8%
Material	(2,199)	(1,406)	56.4%	(16,686)	(7,391)	125.8%
Outsourced Services	(30,336)	(37,951)	-20.1%	(129,922)	(110,779)	17.3%
Other Operating Costs/Expenses	14,525	(19,593)	-174.1%	(19,592)	(42,425)	-53.8%
Depreciation and Amortization	(105,617)	(93,348)	13.1%	(383,269)	(303,704)	26.2%
Amortization of Concession's Intangible	(37,800)	(26,883)	40.6%	(157,309)	(128,563)	22.4%
	(179,802)	(197,136)	-8.8%	(778,492)	(661,960)	17.6%

EBITDA (IFRS)(1)	372,049	209,359	77.7%	1,001,351	663,548	50.9%

EBIT	228,632	89,128	156.5%	460,772	231,280	99.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	40,034	28,160	42.2%	139,080	98,991	40.5%
Financial Expenses	(164,059)	(164,150)	-0.1%	(599,348)	(463,988)	29.2%
	(124,026)	(135,990)	-8.8%	(460,268)	(364,997)	26.1%

INCOME BEFORE TAXES ON INCOME	104,607	(46,862)	-323.2%	504	(133,717)	-100.4%

Social Contribution	(9,310)	(8,239)	13.0%	(22,274)	(16,313)	36.5%
Income Tax	(12,654)	(10,143)	24.8%	(26,947)	(17,332)	55.5%

NET INCOME (IFRS)	82,642	(65,243)	-226.7%	(48,717)	(167,361)	-70.9%
Controlling Shareholders' Interest	78,204	(66,473)	-217.6%	(54,447)	(168,771)	-67.7%
Non-Controlling Shareholders' Interest	4,438	1,230	260.9%	5,730	1,410	306.5%

Note: (1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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12.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (Proportional Participation)
	4Q15	4T14	Var.	Var. %	2015	2014	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	2,438	-	2,438	0.0%	6,815	-	6,815	0.0%
Eletricity Sales to Distributors	211,892	203,697	8,196	4.0%	802,742	756,503	46,239	6.1%
Other Operating Revenues	15,226	1,704	13,522	793.5%	18,282	2,215	16,067	725.3%
	229,557	205,401	24,156	11.8%	827,839	758,719	69,121	9.1%

DEDUCTIONS FROM OPERATING REVENUES	(11,148)	(14,775)	3,627	-24.5%	(48,859)	(51,370)	2,511	-4.9%
NET OPERATING REVENUES	218,409	190,626	27,783	14.6%	778,980	707,348	71,632	10.1%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	3,640	(33,899)	37,539	-110.7%	(98,794)	(170,516)	71,722	-42.1%
Eletricity Network Usage Charges	(11,251)	(8,987)	(2,264)	25.2%	(40,589)	(31,987)	(8,603)	26.9%
	(7,612)	(42,886)	35,275	-82.3%	(139,383)	(202,502)	63,119	-31.2%
OPERATING COSTS AND EXPENSES
Personnel	(9,484)	(9,266)	(217)	2.3%	(37,012)	(39,356)	2,344	-6.0%
Material	(1,135)	(726)	(409)	56.4%	(8,612)	(4,247)	(4,365)	102.8%
Outsourced Services	(15,657)	(19,587)	3,930	-20.1%	(67,054)	(62,434)	(4,620)	7.4%
Other Operating Costs/Expenses	7,497	(10,112)	17,608	-174.1%	(10,111)	(23,545)	13,433	-57.1%
Depreciation and Amortization	(54,510)	(48,178)	(6,332)	13.1%	(197,809)	(171,938)	(25,871)	15.0%
Amortization of Concession's Intangible	(19,509)	(13,875)	(5,634)	40.6%	(81,189)	(73,697)	(7,492)	10.2%
	(92,798)	(101,743)	8,946	-8.8%	(401,788)	(375,217)	(26,570)	7.1%

EBITDA	192,018	108,049	83,969	77.7%	516,807	375,264	141,543	37.7%
EBITDA Adjusted (1)	173,693	110,132	63,562	57.7%	557,831	461,415	96,416	20.9%

EBIT	117,999	45,996	72,003	156.5%	237,809	129,629	108,180	83.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	20,662	14,533	6,129	42.2%	71,780	56,206	15,574	27.7%
Financial Expenses	(84,673)	(84,718)	45	-0.1%	(309,329)	(261,125)	(48,204)	18.5%
	(64,011)	(70,184)	6,173	-8.8%	(237,549)	(204,919)	(32,630)	15.9%

INCOME BEFORE TAXES ON INCOME	53,988	(24,188)	78,177	-323.2%	260	(75,290)	75,550	-100.3%

Social Contribution	(4,805)	(4,252)	(553)	13.0%	(11,496)	(9,002)	(2,494)	27.7%
Income Tax	(6,531)	(5,235)	(1,296)	24.8%	(13,908)	(9,464)	(4,444)	47.0%

NET INCOME	42,653	(33,675)	76,327	-226.7%	(25,144)	(93,757)	68,613	-73.2%
NET INCOME Adjusted(1)	24,328	(13,374)	37,701	-281.9%	15,881	10,613	5,268	49.6%

Note: (1) Considers the proportional participation and excludes the non-recurring effect.

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12.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	4Q15	4Q14	Variation	2015	2014	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,137,777	4,066,995	50.9%	22,492,874	14,789,028	52.1%
Electricity Sales to Distributors	128,446	10,639	1107.3%	850,429	230,620	268.8%
Revenue from building the infrastructure	273,359	269,179	1.6%	1,009,184	877,409	15.0%
Sectoral financial assets and liabilities	194,554	910,720	-	2,506,524	910,720	-
Other Operating Revenues	772,780	365,737	111.3%	3,015,372	1,962,932	53.6%
	7,506,915	5,623,269	33.5%	29,874,382	18,770,709	59.2%

DEDUCTIONS FROM OPERATING REVENUE	(3,692,304)	(1,441,933)	156.1%	(13,314,665)	(5,105,310)	160.8%
NET OPERATING REVENUE	3,814,611	4,181,336	-8.8%	16,559,717	13,665,399	21.2%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,386,403)	(2,408,307)	-0.9%	(10,561,531)	(8,581,937)	23.1%
Electricity Network Usage Charges	(298,151)	(49,253)	505.4%	(1,372,686)	(416,962)	229.2%
	(2,684,554)	(2,457,560)	9.2%	(11,934,217)	(8,998,898)	32.6%
OPERATING COSTS AND EXPENSES
Personnel	(167,148)	(159,502)	4.8%	(654,490)	(601,922)	8.7%
Material	(24,564)	(21,469)	14.4%	(94,361)	(84,307)	11.9%
Outsourced Services	(148,441)	(138,930)	6.8%	(529,320)	(480,750)	10.1%
Other Operating Costs/Expenses	(160,020)	(108,279)	47.8%	(527,889)	(393,753)	34.1%
Allowance for Doubtful Accounts	(30,759)	(18,691)	64.6%	(121,591)	(77,365)	57.2%
Legal and Judicial Expenses	(65,027)	(82,722)	-21.4%	(246,956)	(188,338)	31.1%
Others	(64,234)	(6,866)	835.6%	(159,341)	(128,050)	24.4%
Cost of building the infrastructure	(273,359)	(269,179)	1.6%	(1,009,184)	(877,409)	15.0%
Employee Pension Plans	(11,075)	(12,022)	-7.9%	(59,771)	(48,088)	24.3%
Depreciation and Amortization	(119,417)	(112,333)	6.3%	(461,999)	(441,987)	4.5%
Amortization of Concession's Intangible	(5,014)	(5,107)	-1.8%	(20,418)	(20,441)	-0.1%
	(909,038)	(826,821)	9.9%	(3,357,432)	(2,948,656)	13.9%

EBITDA (IFRS)(1)	345,451	1,014,395	-65.9%	1,750,485	2,180,272	-19.7%

EBIT	221,019	896,955	-75.4%	1,268,068	1,717,844	-26.2%

FINANCIAL INCOME (EXPENSE)
Financial Income	408,535	164,909	147.7%	1,155,473	552,918	109.0%
Financial Expenses	(298,173)	(178,508)	67.0%	(1,299,554)	(861,541)	50.8%
Interest on Equity	-	-	-	-	-	-
	110,362	(13,598)	-	(144,080)	(308,623)	-53.3%

INCOME BEFORE TAXES ON INCOME	331,382	883,357	-62.5%	1,123,988	1,409,222	-20.2%

Social Contribution	(34,078)	(70,022)	-51.3%	(109,055)	(126,225)	-13.6%
Income Tax	(99,418)	(182,950)	-45.7%	(305,577)	(335,038)	-8.8%

Net Income (IFRS)	197,886	630,385	-68.6%	709,355	947,958	-25.2%

Note:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

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12.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	4Q15	4Q14	Variation	2015	2014	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	6,137,777	4,066,995	50.9%	22,492,874	14,439,719	55.8%
Electricity Sales to Distributors	128,446	10,639	1107.3%	850,429	230,620	268.8%
Revenue from building the infrastructure	273,359	269,179	1.6%	1,009,184	877,409	15.0%
Sectoral financial assets and liabilities	194,554	357,293	-	2,506,524	357,293	-
Other Operating Revenues	772,780	365,737	111.3%	3,015,372	1,962,932	53.6%
	7,506,915	5,069,842	48.1%	29,874,382	17,867,973	67.2%

DEDUCTIONS FROM OPERATING REVENUE	(3,692,304)	(1,394,444)	164.8%	(13,284,665)	(4,979,726)	166.8%
NET OPERATING REVENUE	3,814,611	3,675,398	3.8%	16,589,717	12,888,247	28.7%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,386,403)	(2,408,307)	-0.9%	(10,561,531)	(8,018,226)	31.7%
Electricity Network Usage Charges	(298,151)	(49,253)	505.4%	(1,372,686)	(394,115)	248.3%
	(2,684,554)	(2,457,560)	9.2%	(11,934,217)	(8,412,341)	41.9%
OPERATING COSTS AND EXPENSES
Personnel	(167,148)	(159,502)	4.8%	(654,490)	(601,922)	8.7%
Material	(24,564)	(21,469)	14.4%	(94,361)	(84,307)	11.9%
Outsourced Services	(148,441)	(138,930)	6.8%	(529,320)	(480,750)	10.1%
Other Operating Costs/Expenses	(160,020)	(108,279)	47.8%	(478,077)	(398,556)	20.0%
Allowance for Doubtful Accounts	(30,759)	(18,691)	64.6%	(121,591)	(77,365)	57.2%
Legal and Judicial Expenses	(65,027)	(82,722)	-21.4%	(197,144)	(188,338)	4.7%
Others	(64,234)	(6,866)	835.6%	(159,341)	(132,854)	19.9%
Cost of building the infrastructure	(273,359)	(269,179)	1.6%	(1,009,184)	(877,409)	15.0%
Employee Pension Plans	(11,075)	(12,022)	-7.9%	(59,771)	(48,088)	24.3%
Depreciation and Amortization	(119,417)	(112,333)	6.3%	(461,999)	(441,987)	4.5%
Amortization of Concession's Intangible	(5,014)	(5,107)	-1.8%	(20,418)	(20,441)	-0.1%
	(909,038)	(826,821)	9.9%	(3,307,620)	(2,953,460)	12.0%

Adjusted EBITDA(1)	345,451	508,457	-32.1%	1,830,297	1,984,873	-7.8%

EBIT	221,019	391,017	-43.5%	1,347,880	1,522,446	-11.5%

FINANCIAL INCOME (EXPENSE)
Financial Income	408,535	170,718	139.3%	1,155,473	622,843	85.5%
Financial Expenses	(298,173)	(178,508)	67.0%	(1,299,554)	(859,112)	51.3%
Interest on Equity	-	-	-	-	-	-
	110,362	(7,789)	-	(144,080)	(236,270)	-39.0%

INCOME BEFORE TAXES ON INCOME	331,382	383,228	-13.5%	1,203,800	1,286,176	-6.4%

Social Contribution	(34,078)	(25,011)	36.3%	(116,238)	(115,151)	0.9%
Income Tax	(99,418)	(57,918)	71.7%	(325,530)	(304,277)	7.0%

Adjusted Net Income(2)	197,886	300,300	-34.1%	762,031	866,748	-12.1%

Notes:

(1)     Adjusted EBITDA considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities)and excludes the non-recurring effects;

(2)     Adjusted Net Income considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities) and excludes the non-recurring effects.

Página 59 de 63

4Q15/2015 Results | March 21, 2016

12.12) Economic-Financial Performance – Distributors

(R$ thousands)

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL PAULISTA
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	3,955,770	2,922,054	35.4%	15,738,838	10,003,055	57.3%
Net Operating Revenue	1,981,170	2,152,010	-7.9%	8,613,882	7,250,808	18.8%
Cost of Electric Power	(1,418,563)	(1,293,106)	9.7%	(6,293,826)	(4,893,509)	28.6%
Operating Costs & Expenses	(485,029)	(397,354)	22.1%	(1,728,118)	(1,458,976)	18.4%
EBIT	77,578	461,550	-83.2%	591,938	898,323	-34.1%
EBITDA (IFRS)(1)	129,545	515,137	-74.9%	806,791	1,109,568	-27.3%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	129,545	262,191	-50.6%	806,791	952,747	-15.3%
Financial Income (Expense)	57,997	747	7667.0%	(107,721)	(136,942)	-21.3%
Income Before Taxes	135,575	462,297	-70.7%	484,217	761,381	-36.4%
Net Income (IFRS)	76,536	321,152	-76.2%	298,203	502,719	-40.7%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	76,536	159,096	-51.9%	298,203	408,845	-27.1%

CPFL PIRATININGA
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	1,777,069	1,380,696	28.7%	6,832,285	4,203,126	62.6%
Net Operating Revenue	869,765	1,038,319	-16.2%	3,676,868	3,027,400	21.5%
Cost of Electric Power	(631,089)	(585,778)	7.7%	(2,734,588)	(2,038,699)	34.1%
Operating Costs & Expenses	(165,475)	(186,559)	-11.3%	(638,523)	(626,926)	1.8%
EBIT	73,201	265,981	-72.5%	303,757	361,775	-16.0%
EBITDA (IFRS)(1)	94,515	289,183	-67.3%	397,313	452,905	-12.3%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	94,515	123,471	-23.5%	397,313	450,702	-11.8%
Financial Income (Expense)	23,133	(6,593)	-	24,668	(77,412)	-
Income Before Taxes	96,334	259,388	-62.9%	328,425	284,363	15.5%
Net Income (IFRS)	61,421	179,459	-65.8%	211,637	187,715	12.7%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	61,421	65,954	-6.9%	211,637	198,800	6.5%

RGE
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	1,375,515	1,065,623	29.1%	5,699,353	3,585,290	59.0%
Net Operating Revenue	748,504	797,608	-6.2%	3,359,012	2,648,483	26.8%
Cost of Electric Power	(502,803)	(483,308)	4.0%	(2,327,667)	(1,676,606)	38.8%
Operating Costs & Expenses	(192,491)	(178,669)	7.7%	(766,445)	(643,463)	19.1%
EBIT	53,210	135,631	-60.8%	264,901	328,414	-19.3%
EBITDA (IFRS)(1)	87,906	168,236	-47.7%	399,813	457,247	-12.6%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	87,906	88,017	-0.1%	399,813	394,396	1.4%
Financial Income (Expense)	34,615	(10,370)	-	(38,802)	(83,571)	-53.6%
Income Before Taxes	87,825	125,261	-29.9%	226,099	244,843	-7.7%
Net Income (IFRS)	53,943	102,143	-47.2%	145,804	177,672	-17.9%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	53,943	52,007	3.7%	145,804	144,193	1.1%

CPFL SANTA CRUZ
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	175,129	144,061	21.6%	718,030	497,310	44.4%
Net Operating Revenue	97,987	113,122	-13.4%	422,792	380,601	11.1%
Cost of Electric Power	(61,425)	(53,666)	14.5%	(281,403)	(207,796)	35.4%
Operating Costs & Expenses	(33,851)	(25,283)	33.9%	(100,036)	(94,302)	6.1%
EBIT	2,711	34,173	-92.1%	41,353	78,504	-47.3%
EBITDA (IFRS)(1)	9,185	37,740	-75.7%	57,727	92,447	-37.6%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	9,185	15,989	-42.6%	57,727	64,060	-9.9%
Financial Income (Expense)	(20,387)	2,125	-	(22,194)	(5,762)	285.2%
Income Before Taxes	(17,675)	36,297	-	19,159	72,742	-73.7%
Net Income (IFRS)	(12,138)	25,887	-	12,424	49,052	-74.7%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	(12,138)	11,977	-	12,424	31,280	-60.3%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)     EBITDA (IFRS + Sectoral Financial Assets & Liabilities) considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities);

(3)     Net Income (IFRS + Sectoral Financial Assets & Liabilities) considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities).

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4Q15/2015 Results | March 21, 2016

Summary of Income Statement by Distribution Company (Pro-forma - R$ Thousands)

CPFL LESTE PAULISTA
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	49,821	23,731	109.9%	199,386	113,633	75.5%
Net Operating Revenue	28,161	17,686	59.2%	118,083	87,530	34.9%
Cost of Electric Power	(15,417)	(8,994)	71.4%	(66,838)	(40,958)	63.2%
Operating Costs & Expenses	(9,211)	(12,418)	-25.8%	(32,807)	(35,794)	-8.3%
EBIT	3,533	(3,726)	-	18,438	10,778	71.1%
EBITDA (IFRS)(1)	6,291	(2,300)	-	25,016	16,317	53.3%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	6,291	4,507	39.6%	25,016	20,487	22.1%
Financial Income (Expense)	5,206	(130)	-	2,669	(439)	-
Income Before Taxes	8,739	(3,856)	-	21,106	10,339	104.1%
Net Income (IFRS)	5,668	(1,855)	-	13,556	7,173	89.0%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	5,668	2,586	119.2%	13,556	9,725	39.4%

CPFL SUL PAULISTA
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	66,615	33,660	97.9%	269,786	148,150	82.1%
Net Operating Revenue	35,102	24,451	43.6%	149,771	110,624	35.4%
Cost of Electric Power	(21,179)	(12,053)	75.7%	(88,441)	(53,405)	65.6%
Operating Costs & Expenses	(10,952)	(13,493)	-18.8%	(40,812)	(40,021)	2.0%
EBIT	2,972	(1,095)	-	20,519	17,199	19.3%
EBITDA (IFRS)(1)	6,470	316	1948.8%	28,071	22,628	24.1%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	6,470	4,782	35.3%	28,071	26,275	6.8%
Financial Income (Expense)	7,959	908	776.6%	5,161	(377)	-
Income Before Taxes	10,930	(187)	-	25,679	16,822	52.7%
Net Income (IFRS)	6,700	332	1915.1%	16,201	11,351	42.7%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	6,700	3,198	109.5%	16,201	13,593	19.2%

CPFL JAGUARI
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	72,166	37,219	93.9%	282,608	145,399	94.4%
Net Operating Revenue	35,325	26,994	30.9%	145,343	105,516	37.7%
Cost of Electric Power	(26,168)	(17,154)	52.5%	(108,265)	(70,436)	53.7%
Operating Costs & Expenses	(6,812)	(8,013)	-15.0%	(25,723)	(27,370)	-6.0%
EBIT	2,345	1,827	28.3%	11,355	7,711	47.3%
EBITDA (IFRS)(1)	3,953	2,647	49.3%	15,394	10,872	41.6%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	3,953	3,153	25.4%	15,394	15,917	-3.3%
Financial Income (Expense)	2,730	(193)	-	(3,074)	(3,970)	-22.6%
Income Before Taxes	5,076	1,635	210.5%	8,281	3,740	121.4%
Net Income (IFRS)	3,165	1,155	173.9%	4,852	2,027	139.3%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	3,165	1,489	112.5%	4,852	5,175	-6.3%

CPFL MOCOCA
	4Q15	4Q14	Var.	2015	2014	Var.
Gross Operating Revenue	38,633	20,706	86.6%	149,858	88,887	68.6%
Net Operating Revenue	22,072	15,347	43.8%	88,446	67,491	31.0%
Cost of Electric Power	(11,126)	(6,257)	77.8%	(45,799)	(28,150)	62.7%
Operating Costs & Expenses	(5,477)	(6,477)	-15.4%	(26,839)	(24,200)	10.9%
EBIT	5,468	2,613	109.3%	15,808	15,141	4.4%
EBITDA (IFRS)(1)	7,585	3,437	120.7%	20,360	18,286	11.3%
EBITDA (IFRS + Sectoral Financial Assets & Liabilities)(2)	7,585	6,346	19.5%	20,360	20,986	-3.0%
Financial Income (Expense)	(890)	(92)	872.2%	(4,787)	(150)	3101.5%
Income Before Taxes	4,578	2,521	81.6%	11,021	14,992	-26.5%
Net Income (IFRS)	2,592	2,111	22.8%	6,679	10,248	-34.8%
Net Income (IFRS + Sectoral Financial Assets & Liabilities)(3)	2,592	3,991	-35.0%	6,679	11,888	-43.8%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

(2)     EBITDA (IFRS + Sectoral Financial Assets & Liabilities) considers, besides the items mentioned above, the sectoral financial assets and liabilities (previously called regulatory assets and liabilities);

(3)     Net Income (IFRS + Sectoral Financial Assets & Liabilities) considers the sectoral financial assets and liabilities (previously called regulatory assets and liabilities).

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4Q15/2015 Results | March 21, 2016

12.13) Sales within the Concession Area by Distributor (in GWh)

CPFL Paulista
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	2,350	2,362	-0.5%	9,027	9,192	-1.8%
Industrial	964	1,074	-10.2%	3,834	4,142	-7.4%
Commercial	1,376	1,403	-1.9%	5,187	5,323	-2.6%
Others	1,059	1,088	-2.7%	4,021	4,196	-4.2%
Total	5,750	5,927	-3.0%	22,068	22,853	-3.4%

CPFL Piratininga
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	956	998	-4.2%	3,916	4,036	-3.0%
Industrial	520	589	-11.8%	2,089	2,265	-7.8%
Commercial	554	557	-0.6%	2,169	2,158	0.5%
Others	268	270	-0.4%	1,062	1,073	-1.1%
Total	2,298	2,414	-4.8%	9,236	9,532	-3.1%

RGE
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	597	623	-4.2%	2,462	2,505	-1.7%
Industrial	387	437	-11.4%	1,540	1,692	-9.0%
Commercial	330	356	-7.4%	1,344	1,391	-3.4%
Others	653	678	-3.6%	2,664	2,699	-1.3%
Total	1,967	2,093	-6.1%	8,011	8,288	-3.3%

CPFL Santa Cruz
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	88	90	-2.3%	352	358	-1.6%
Industrial	44	47	-6.4%	179	183	-2.2%
Commercial	42	44	-3.9%	164	170	-3.5%
Others	85	101	-16.3%	347	386	-10.2%
Total	259	282	-8.2%	1,042	1,097	-5.0%

CPFL Jaguari
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	22	23	-1.2%	88	89	-0.9%
Industrial	80	85	-5.7%	315	323	-2.6%
Commercial	13	14	-1.9%	51	51	-0.4%
Others	10	10	-1.9%	38	39	-2.7%
Total	126	131	-4.3%	492	502	-2.1%

CPFL Mococa
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	19	19	1.0%	75	75	0.6%
Industrial	9	10	-11.5%	36	40	-11.6%
Commercial	8	9	-1.9%	32	33	-1.8%
Others	16	16	-1.8%	61	63	-3.7%
Total	52	54	-2.6%	204	211	-3.4%

CPFL Leste Paulista
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	25	25	-0.7%	99	100	-0.9%
Industrial	7	7	-4.0%	28	27	3.4%
Commercial	12	12	0.5%	46	46	-0.2%
Others	28	31	-10.2%	111	122	-8.8%
Total	72	76	-4.7%	285	296	-3.7%

CPFL Sul Paulista
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	36	36	-1.4%	144	146	-1.3%
Industrial	24	23	4.6%	96	84	14.4%
Commercial	15	15	-2.8%	59	59	0.2%
Others	23	23	-1.2%	93	93	-0.3%
Total	98	98	-0.2%	392	382	2.6%

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4Q15/2015 Results | March 21, 2016

12.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	2,350	2,362	-0.5%	9,027	9,192	-1.8%
Industrial	2,745	3,019	-9.1%	11,007	11,782	-6.6%
Commercial	1,519	1,542	-1.5%	5,743	5,809	-1.1%
Others	1,095	1,123	-2.5%	4,153	4,332	-4.1%
Total	7,709	8,045	-4.2%	29,929	31,114	-3.8%

CPFL Piratininga
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	956	998	-4.2%	3,916	4,036	-3.0%
Industrial	1,789	1,992	-10.2%	7,422	8,021	-7.5%
Commercial	619	623	-0.8%	2,430	2,401	1.2%
Others	281	280	0.5%	1,109	1,118	-0.8%
Total	3,645	3,893	-6.4%	14,877	15,577	-4.5%

RGE
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	597	623	-4.2%	2,462	2,505	-1.7%
Industrial	846	953	-11.3%	3,391	3,696	-8.3%
Commercial	349	377	-7.4%	1,421	1,475	-3.6%
Others	653	678	-3.6%	2,664	2,699	-1.3%
Total	2,445	2,631	-7.1%	9,939	10,376	-4.2%

CPFL Santa Cruz
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	88	90	-2.3%	352	358	-1.6%
Industrial	56	58	-4.6%	225	228	-1.3%
Commercial	42	44	-3.8%	165	170	-3.5%
Others	85	101	-16.3%	347	386	-10.2%
Total	271	294	-7.8%	1,088	1,142	-4.7%

CPFL Jaguari
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	22	23	-1.2%	88	89	-0.9%
Industrial	103	101	2.4%	389	394	-1.1%
Commercial	13	14	-1.9%	51	51	-0.4%
Others	10	10	-1.9%	38	39	-2.7%
Total	149	147	1.2%	566	573	-1.1%

CPFL Mococa
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	19	19	1.0%	75	75	0.6%
Industrial	17	17	0.3%	62	67	-7.3%
Commercial	8	9	-1.9%	32	33	-1.8%
Others	16	16	-1.8%	61	63	-3.7%
Total	60	60	-0.4%	230	238	-3.1%

CPFL Leste Paulista
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	25	25	-0.7%	99	100	-0.9%
Industrial	20	20	2.8%	78	75	4.2%
Commercial	12	12	0.5%	46	46	-0.2%
Others	28	31	-10.2%	111	122	-8.8%
Total	86	88	-3.1%	334	343	-2.5%

CPFL Sul Paulista
	4Q15	4Q14	Var.	2015	2014	Var.
Residential	36	36	-1.4%	144	146	-1.3%
Industrial	67	84	-21.1%	300	303	-1.1%
Commercial	15	15	-2.8%	59	59	0.2%
Others	23	23	-1.2%	93	93	-0.3%
Total	141	160	-11.9%	595	601	-0.9%

Página 63 de 63

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 21, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.